Exhibit 99.47

Execution Version

REVOLVING CREDIT AND GUARANTEE AGREEMENT

dated as of September 25, 2017

among

MOGO FINANCE TECHNOLOGY INC.

as Borrower

MOGO FINANCIAL INC., MOGO FINANCIAL (B.C.) INC., MOGO FINANCIAL

(ALBERTA) INC. AND MOGO FINANCIAL (ONTARIO) INC.

as Originating Subsidiaries

DB FSLF 50 LLC

as Administrative Agent, Collateral Agent and Sole Lead Arranger

and

THE LENDERS PARTY HERETO FROM TIME TO TIME

Senior Secured Revolving Credit Facility

i

(continued)

ii

(continued)

iii

(continued)

Page

APPENDICES:	A	Loan Commitments	Appendix A-1
	B	Notice Addresses	Appendix B-1
	C	Eligibility Criteria	Appendix C-1

EXHIBITS:	A	Form of Funding Notice and Direction
	B	Form of Note
	C	Form of Assignment Agreement

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REVOLVING CREDIT AND GUARANTEE AGREEMENT

This REVOLVING CREDIT AND GUARANTEE AGREEMENT, dated as of September 25, 2017, is entered into by and among MOGO FINANCE TECHNOLOGY INC. (the “Borrower”), MOGO FINANCIAL INC. (“MOGO Financial”), MOGO FINANCIAL (B.C.) INC. (“MOGO B.C.”), MOGO FINANCIAL (ALBERTA) INC. (“MOGO Alberta”) and MOGO FINANCIAL (ONTARIO) INC. (“MOGO Ontario”) and DB FSLF 50 LLC (“DB FSLF”), as a Lender, the Administrative Agent (in such capacity, the “Administrative Agent”), the Collateral Agent (in such capacity, the “Collateral Agent”), and as sole Lead Arranger, and the other Lenders party hereto from time to time.

RECITALS:

WHEREAS, the Lenders have agreed to extend certain credit facilities to the Borrower in an aggregate principal amount not to exceed $40,000,000, the proceeds of which will be used by the Borrower to repay the Existing Indebtedness and to fund origination of Eligible Receivables by the Originating Subsidiaries;

WHEREAS, the Originating Subsidiaries have agreed to guarantee all of the Obligations;

WHEREAS each of the Borrower and the Originating Subsidiaries has agreed to secure all of its Obligations by granting to the Collateral Agent, for the benefit of the Secured Parties, a first priority Lien on all of its assets; and

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

SECTION 1. DEFINITIONS AND INTERPRETATION

1.1.	Definitions.

The following terms used herein, including in the preamble, recitals, exhibits and schedules hereto, shall have the following meanings:

“Account Control Agreement (with trigger)” means a three-party agreement, in form and substance satisfactory to the Collateral Agent, entered into by the Borrower, the Collateral Agent and the applicable financial institution pursuant to which such financial institution, in respect of those accounts maintained at such financial institution identified in such agreement, inter alia, (a) acknowledges the Lien in favour of the Collateral Agent, for the benefit of the Secured Parties, under the Collateral Documents, (b) waives and subordinates any rights of set-off, consolidation or other Liens that may at any time exist in favour of such account financial institution, and (c) agrees, from and after receipt by such financial institution of notice from the Collateral Agent, to comply solely with the instructions and directions of the Collateral Agent in respect of such accounts without the further consent of the Borrower and to not comply with the instructions of the Borrower without the Collateral Agent’s consent.

“Account Control Agreement (without trigger)” means a three-party agreement, in form and substance satisfactory to the Collateral Agent, entered into by the Borrower, the Collateral Agent and the applicable financial institution pursuant to which such financial institution, in respect of those accounts maintained at such financial institution identified in such agreement, inter alia, (a) acknowledges the Lien in favour of the Collateral Agent, for the benefit of the Secured Parties, under the Collateral Documents, (b) waives and subordinates any rights of set-off, consolidation or other Liens that may at any time exist in favour of such account financial institution, and (c) agrees to comply with the instructions and directions of the Collateral Agent in respect of such accounts without the further consent of the Borrower and to not comply with the instructions of the Borrower without the Collateral Agent’s consent.

“Additional Indemnitors” means [Redacted – Personal Information] and [Redacted – Personal Information].

“Adjusted LIBOR” means, for any Interest Period, the per annum rate equal to the greater of (i) 2% per annum and (ii) (a) the rate per annum (rounded to the nearest 1/100 of 1%) determined by Administrative Agent to be the offered rate which appears on the page of the Reuters Screen which displays the London interbank offered rate administered by ICE Benchmark Administration Limited (such page currently being the LIBOR01 page) for deposits (for delivery on the first day of such interest period) with a term of one month in US Dollars, determined as of approximately 11:00 a.m. (London, England time) on the related Interest Rate Reset Date, or (b) in the event the rate referenced in the preceding clause (a) does not appear on such page or if such page shall cease to be available, the rate per annum (rounded to the nearest 1/100 of 1%) equal to the rate determined by Administrative Agent to be the offered quotation rate to first class banks in the London interbank market by institutions selected by Administrative Agent for deposits (for delivery on the first day of such interest period) with a term of one month in US Dollars, determined as of approximately 11:00 a.m. (London, England time) on the related Interest Rate Reset Date.

“Administrative Agent” has the meaning ascribed thereto in the preamble hereto.

“Advanceable Principal Balance” means, at any time in respect of any Type of Receivable, the Applicable Advance Rate in respect of such Type of Receivable multiplied by the unpaid principal balance of all Receivables of such Type of Receivable at such time.

“Adverse Proceeding” means, with respect to any Person, any action, suit, proceeding, hearing (in each case, whether administrative, judicial or otherwise), governmental investigation or arbitration (whether or not purportedly on behalf of such Person) at law or in equity, or before or by any Governmental Authority, domestic or foreign, whether pending or, to the knowledge of such Person, threatened against or affecting such Person or its properties.

“Affected Person” has the meaning ascribed thereto in Section 2.16(e).

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling (including any member of senior management of such Person), controlled by, or under common control with, that Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power (a) to vote 10% or more of the Securities having ordinary voting power for the election of directors of such Person or (b) to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or by contract or otherwise.

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“Agent” means each of the Administrative Agent and the Collateral Agent.

“Aggregate Amounts Due” has the meaning ascribed thereto in Section 2.14.

“Agreement” means this Revolving Credit and Guarantee Agreement.

“Applicable Advance Rate” means, in respect of each Type of Receivable, the percentage shown in the column opposite such Type of Receivable in the following table:

Type of Receivable	Applicable Advance Rate
Flex	80.00%

Mini Money[1]	80.00%

Mini Money, Mini Money 2500[2]	70.00%

Mini Money, Mini Money 2500 and Mini Money 3500[3]	80.00%

“Applicable Deemed Balance” means, with respect to a period listed in the left column of the following table, the amount shown in the right column of the following table opposite such period:

Period	Applicable Deemed Balance[4]
From the Closing Date to September 30, 2017	$0

From October 1, 2017 to December 31, 2017	$26,000,000

1  Applicable for Mini Money originated prior to February 1, 2015.

2  Applicable for Mini Money and Mini Money 2500 originated on or after February 1, 2015 and prior to June 1, 2016.

3  Applicable for Mini Money, Mini Money 2500 and Mini Money 3500 originated on or after June 1, 2016.

4  If, due to a change in law occurring after the Closing Date, any Type of Receivable fails to satisfy item 9 of the Eligibility Criteria and accordingly Receivables of such Type of Receivable cease to be Eligible Receivables, the amounts shown in the right column of the table shall be reduced by the Advanceable Principal Balance of such Type of Receivable, as determined from the information provided on the last Period Report delivered to the Administrative Agent prior to such change in law; provided that the amounts shown in the right column shall not be less than nil.

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From January 1, 2018 to March 31, 2018	$28,500,000

From April 1, 2018 to June 30, 2018	$31,000,000

From July 1, 2018 to December 31, 2018	$33,000,000

From January 1, 2019 to June 30, 2019	$34,000,000

From July 1, 2019 to the Maturity Date	$35,000,000

“Approved Liquid Money Receivable” means, as at any date, a Liquid Money Receivable (a) that is owned by an Approved Liquid Originating Subsidiary, (b) has been originated by an Approved Liquid Originating Subsidiary, and (c) is an Eligible Receivable (as defined in the Liquid Money Credit Agreement); provided, that a Liquid Money Receivable shall cease to be an Approved Liquid Money Receivable (i) in respect of a Liquid Money Receivable originated by an Approved Liquid Originating Subsidiary other than Mogo Financial, if it has not been sold to Mogo Financial on or prior to the last Business Day of the calendar month in which such Liquid Money Receivable was originated, or (ii) in respect of a Liquid Money Receivable originated by Mogo Financial or purchased by Mogo Financial, fifteen (15) Business Days following such origination or purchase, as the case may be.

“Approved Liquid Originating Subsidiary” has the meaning ascribed thereto in the Liquid Money Credit Agreement.

“Approved Other Advance Receivables” means Other Advance Receivables in respect of which (a) the aggregate unpaid principal balance thereof does not exceed $500,000, or (b) have been otherwise approved by the Administrative Agent.

“Assignment Agreement” means an Assignment and Assumption Agreement substantially in the form of Exhibit C, with such amendments or modifications as may be approved by the Administrative Agent.

“Authorized Officer” means, as applied to any Person, any individual holding the position of chairman of the board (if an officer), chief executive officer, president or one of its vice presidents (or the equivalent thereof), and such Person’s chief financial officer or treasurer.

“Backup Servicer” means an independent third party selected by the Administrative Agent from time to time to, among other things, stand by and be prepared to act as servicer of the Receivables.

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“Backup Servicing Agreement” means an agreement, in form and substance satisfactory to the Administrative Agent, by and among the Credit Parties, the Backup Servicer and the Administrative Agent.

“Backup Servicing Fees” shall have the meaning ascribed thereto in the Backup Servicing Agreement.

“Bad Boy Indemnities” means those indemnities from each of the Additional Indemnitors in favour of the Administrative Agent, for the benefit of each of the Secured Parties, dated the date hereof.

“BIA” means the Bankruptcy and Insolvency Act (Canada).

“BMO” means Bank of Montreal.

“Borrower” has the meaning ascribed thereto in the preamble hereto.

“Borrowing Base” means, at any time, (a) the Unpaid Principal Balance at such time, plus (b) the amount on deposit in the Loan Account at such time, minus (c) the amount of accrued and unpaid interest owing to the Lenders at such time.

“Business Day” means any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York, the Province of Ontario or the Province of British Columbia on which banking institutions located in any such jurisdiction are authorized or required by law or other governmental action to close.

“Canadian Defined Benefit Plan” means any pension or other employee benefit plan to which a Person is required to contribute in respect of employees, former employees, dependents or other beneficiaries thereof in Canada which contains a “defined benefit provision” as defined in subsection 147.1(1) of the Income Tax Act (Canada).

“Canadian Multi-Employer Plan” means any pension or other employee benefit plan to which a Person is required to contribute in respect of employees, former employees, dependents or other beneficiaries thereof in Canada pursuant to a collective agreement and which is not maintained or administered by such Person or any of its Affiliates.

“Capital Adequacy Adjustment Event” has the meaning ascribed thereto in Section 2.16(b).

“Capital Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person (a) as lessee that, in conformity with GAAP, is or should be accounted for as a capital lease on the balance sheet of that Person or (b) as lessee which is a transaction of a type commonly known as a “synthetic lease” (i.e., a transaction that is treated as an operating lease for accounting purposes but with respect to which payments of rent are intended to be treated as payments of principal and interest on a loan for income tax purposes).

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock (including, for greater certainty, all common and preferred stock) of a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including, without limitation, partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing.

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“Cash” means money, currency or a credit balance in any demand or deposit account.

“Cash Equivalents” means, as at any date of determination, (i) marketable securities (a) issued or directly and unconditionally guaranteed as to interest and principal by the Government of Canada or the government of any province of Canada, or (b) issued by any agency of the Government of Canada or of the government of any province of Canada, the obligations of which are backed by the full faith and credit of such government, in each case maturing within one year after such date and having, at the time of the acquisition thereof, a rating of at least A1 from S&P or at least P1 from Moody’s; (ii) commercial paper maturing no more than one year from the date of creation thereof and having, at the time of the acquisition thereof, a rating of at least A1 from S&P or at least P1 from Moody’s; (iii) certificates of deposit or bankers’ acceptances maturing within one year after such date and issued or accepted by any Lender or by any of the five largest banks listed on Schedule I of the Bank Act (Canada), measured by total assets under management; and (iv) shares of any money market mutual fund that (a) has substantially all of its assets invested continuously in the types of investments referred to in clauses (i) above, (b) has net assets of not less than $500,000,000, and (c) has the highest rating obtainable from either S&P or Moody’s.

“CCAA” means the Companies’ Creditors Arrangement Act (Canada).

“Certification Date” shall mean the later of (i) the Closing Date, (ii) the most recent Settlement Date, and (iii) the most recent Credit Date.

“Change of Control” means, (a) in respect of any Originating Subsidiary, the Borrower shall cease to directly beneficially own and control 100% on a fully diluted basis of the economic and voting interest in the Capital Stock of such Originating Subsidiary, (b) in respect of the Borrower, any event, transaction or occurrence as a result of which (i) a Person who on the date hereof is a Control Person of the Borrower ceases to be a Control Person of the Borrower, (ii) a Person who on the date hereof is not a Control Person of the Borrower becomes a Control Person of the Borrower, or (iii) [Redacted – Personal Information] and [Redacted – Personal Information] shall cease to collectively beneficially own and control greater than 12.5% on a fully diluted basis of the economic and voting interest in the Capital Stock of the Borrower, or (c) in respect of the Borrower or any Originating Subsidiary, the Key Employees shall cease to collectively have primary responsibility for the operations of the Borrower or such Originating Subsidiary, provided, however, that if any Key Employee ceases to have primary responsibility for the operations of the Borrower or such Originating Subsidiary due to his termination, resignation, incapacity or death, the Borrower shall be afforded a period of sixty (60) days to procure a satisfactory replacement as determined by the Administrative Agent, provided, however, that if the Borrower is diligently engaged in the process of procuring a replacement Key Employee and requires an additional period to effect same, such sixty (60) day period shall be further extended by an additional sixty (60) days if consented to by the Administrative Agent.

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“Charge-Off Receivable” means any Receivable with respect to which the earlier of any of the following shall have occurred (without duplication): (a) the related Obligor is deceased, (b) the related Obligor is subject to a proceeding under Debtor Relief Laws, (c) proceeds have been received which, in the Servicer’s good faith judgment, constitute the final amounts recoverable in respect of such Receivable, (d) such Receivable is 180 days or more past due, or (e) the Servicer has otherwise determined, in accordance with its Servicing Policy, that the related Receivable should be charged-off as uncollectible.

“Closing Date” means the date on which the first Loans are made.

“Collateral” means, collectively, all of the real and personal property in which Liens are purported to be granted pursuant to the Collateral Documents as security for the Obligations.

“Collateral Agent” has the meaning ascribed thereto in the preamble hereto.

“Collateral Documents” means the Pledge and Security Agreement, each Account Control Agreement (with trigger), each Account Control Agreement (without trigger), and all other instruments, documents and agreements delivered by any Credit Party pursuant to this Agreement or any of the other Credit Documents in order to grant to the Collateral Agent, for the benefit of the Secured Parties, a Lien on any property of any Credit Party as security for the Obligations.

“Collections” means all collections on or in respect of the Receivables, including, without limitation, all Scheduled Receivable Payments, all non-scheduled payments, all prepayments, all late fees, all other fees, all insurance proceeds, all liquidation proceeds, all Recoveries, investment earnings, payments received under any personal guarantee with respect to a Receivable and all other payments or proceeds received with respect to the Receivables.

“Collection Account” has the meaning given to it in Section 2.10(a).

“Collection Account Bank” means a financial institution acceptable to each of the Borrower and the Administrative Agent and which maintains the Collection Accounts. The initial Collection Account Bank is BMO.

“Collection Account Bank Fee” means the collection account bank fee as agreed by the Collection Account Bank and the Collateral Agent in their reasonable discretion.

“Collection Period” means each period commencing on the first (1st) calendar day of each month and ending on the fifteenth (15th) calendar day of such month and each period commencing on the sixteenth (16th) calendar day of each month and ending on the last calendar day of such month; provided that the initial Collection Period shall be deemed to be the period commencing on and including September 1, 2017 to and including September 15, 2017.

“Collection System” means the collection mechanics described in Section 5.7(a)(i).

“Commitment Period” means the period commencing on the Closing Date and ending on the Maturity Date.

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“Consolidated Debt to Tangible Net Worth” means, as of any date of determination, a fraction, the numerator of which is the aggregate Indebtedness of the Credit Parties (excluding the Originating Subsidiary Loans) minus the balance in the Loan Account, in each case as of the close of business on such date, and the denominator of which is Tangible Net Worth of the Credit Parties as of the close of business on such date.

“Contract” means, in respect of any Receivable, a written contract between an Obligor and an Originating Subsidiary governing the terms and conditions of such Receivable.

“Contractual Obligation” means, as applied to any Person, any provision of any Security issued by that Person or of any indenture, mortgage, deed of trust, contract, undertaking, agreement or other instrument to which that Person is a party or by which it or any of its properties is bound or to which it or any of its properties is subject.

“Control Person” means a “control person” as defined in the Securities Act (Ontario).

“Cost Increase Event” has the meaning ascribed thereto in Section 2.16(a).

“Credit Date” means the date that a Loan is to be advanced pursuant to Section 2.1

“Credit Document” means any of (a) this Agreement, the Notes, if any, the Bad Boy Indemnities and the Collateral Documents, and (b) all other documents, instruments or agreements executed and delivered by or on behalf of any Credit Party for the benefit of any Agent or any Lender in connection herewith.

“Credit Parties” means, collectively, the Borrower and the Guarantors.

“DB FSLF” has the meaning ascribed thereto in the preamble hereto.

“Debtor Relief Laws” means any of the BIA, the CCAA, the WURA and any other applicable insolvency, corporate arrangement or restructuring or other similar law of any jurisdiction including any law of any jurisdiction permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it.

“Default” means a condition or event that, after notice or lapse of time or both, would constitute an Event of Default.

“Default Rate” means the interest rate provided in Section 2.6.

“Delinquent Receivable” means a Receivable which is 1 day or more past due and less than 181 days past due.

“Dollars” and the sign “$” mean the lawful money of Canada.

“Eligibility Criteria” means the criteria set forth on Appendix C.

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“Eligible Obligor” means, with respect to any Receivable, an Obligor in respect of which (i) an Insolvency Event has not occurred, (ii) is not an employee of the Borrower or any Affiliate of the Borrower, and (iii) is resident in a Province of Canada where the Originating Subsidiary that advanced such Receivable is duly licensed to carry on business and to advance such Receivable to such Obligor.

“Eligible Receivable” means, as at any date, a Receivable with respect to which the Eligibility Criteria are satisfied as of such date.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Equifax Receivable” means a Receivable for which an Equifax Risk Score exists and has been confirmed by the Borrower.

“Event of Default” means any of the conditions or events set forth in Section 7.1.

“Exchange Act” means the Securities Exchange Act of 1934.

“Existing Indebtedness” means all indebtedness and other obligations owing by the Credit Parties pursuant to the Revolving Credit and Guarantee Agreement among the Credit Parties, Fortress Credit Co LLC, as administrative agent, collateral agent and sole lead arranger, and the lenders party thereto from time to time dated as of February 25, 2014, as amended.

“Federal Funds Rate” for any day, means (i) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for the day of such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by it, plus (ii) plus 1/2 of 1%. The Administrative Agent’s determination of such rate shall be binding and conclusive absent manifest error.

“Fiscal Quarter” means, with respect to a particular Fiscal Year, a fiscal quarter corresponding to such Fiscal Year.

“Fiscal Year” means for the Credit Parties, any consecutive twelve-month period commencing on the date following the last day of the previous Fiscal Year and ending on December 31.

“Flex” means a (i) Receivable that is a Flex Line of Credit [Redacted – Commercially Sensitive Loan Product Terms].

“Flex Line of Credit” means a line of credit issued from the Originating Subsidiaries’ Online channel [Redacted – Commercially Sensitive Loan Product Term, Amounts and Repayment Terms].

“Funding Notice and Direction” means a Funding Notice and Direction substantially in the form of Exhibit A.

“GAAP” means, subject to the limitations on the application thereof set forth in Section 1.2, means generally accepted accounting principles in effect in Canada as of the date of determination thereof as recommended in the Handbook of the Canadian Institute of Chartered Accountants, including IFRS.

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“Governmental Authority” means any federal, state, provincial, territorial, municipal, national or other government, governmental department, commission, board, bureau, court, central bank, agency or instrumentality or political subdivision thereof or any entity or officer exercising executive, legislative, judicial, regulatory, administrative or quasi-governmental functions of or pertaining to any government or any court, in each case whether associated with a province or territory of Canada, Canada or a foreign entity or government.

“Governmental Authorization” means any permit, license, approval, authorization, plan, directive, consent order, consent decree, or other like instrument of, from or required by any Governmental Authority.

“Guarantee” means the guarantee of the Guarantors provided for in Section 8.

“Guaranteed Obligations” has the meaning ascribed thereto in Section 8.1.

“Guarantors” means, collectively, the Originating Subsidiaries.

“Highest Lawful Rate” means the maximum lawful interest rate, if any, that at any time or from time to time may be contracted for, charged, or received under the laws applicable to any Lender which are presently in effect or, to the extent allowed by law, under such applicable laws which may hereafter be in effect and which allow a higher maximum nonusurious interest rate than applicable laws now allow.

“IFRS” means international accounting standards adopted by the International Accounting Standards Board, as amended from time to time.

“Indebtedness,” as applied to any Person, means, without duplication, (a) all indebtedness for borrowed money; (b) that portion of obligations with respect to Capital Leases that is properly classified as a liability on a balance sheet in conformity with GAAP; (c) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money; (d) any obligation owed for all or any part of the deferred purchase price of property or services, which purchase price is (i) due more than six (6) months from the date of incurrence of the obligation in respect thereof or (ii) evidenced by a note or similar written instrument; (e) all indebtedness secured by any Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is nonrecourse to the credit of that Person; (f) the face amount of any letter of credit or bankers’ acceptance issued or accepted, as applicable, for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings or otherwise; (g) the direct or indirect guarantee, endorsement (otherwise than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of the obligation of another; (h) any obligation of such Person the primary purpose or intent of which is to provide assurance to an obligee that the obligation of the obligor thereof will be paid or discharged, or any agreement relating thereto will be complied with, or the holders thereof will be protected (in whole or in part) against loss in respect thereof; (i) any liability of such Person for an obligation of another through any agreement (contingent or otherwise) (A) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise) or (B) to maintain the solvency or any balance sheet item, level of income or financial condition of another if, in the case of any agreement described under subclauses (A) or (B) of this clause (i), the primary purpose or intent thereof is as described in clause (h) above; and (j) all obligations of such Person in respect of any exchange traded or over the counter derivative transaction, whether entered into for hedging or speculative purposes or otherwise.

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“Indemnified Liabilities” means, collectively, any and all liabilities, obligations, losses, damages, penalties, claims, costs, expenses and disbursements of any kind or nature whatsoever (including the reasonable, documented, out-of-pocket fees and disbursements of counsel for Indemnitees in connection with any investigative, administrative or judicial proceeding or order commenced by any Person, whether or not any such Indemnitee shall be designated as a party or a potential party thereto, and any reasonable, documented, out-of-pocket fees or expenses incurred by Indemnitees in enforcing the indemnification provisions of Section 10.3), whether direct, indirect or consequential and whether based on any federal, provincial, territorial, local, or foreign laws, statutes, rules or regulations (including securities and commercial laws, statutes, rules or regulations, on common law or equitable cause or on contract or otherwise) that may be issued to, imposed on, incurred by, or asserted against any such Indemnitee, in any manner relating to or arising out of this Agreement or the other Credit Documents or the transactions contemplated hereby or thereby (including the Lenders’ agreement to advance the Loans or the use or intended use of the proceeds thereof, or any enforcement of any of the Credit Documents (including any sale of, collection from, or other realization upon any of the Collateral).

“Indemnitee” has the meaning ascribed thereto in Section 10.3(a).

“Indenture Trust Deed” means the deed of trust dated as of the 6th day of June, 2017 between Computershare Trust Company of Canada, as trustee, and the Borrower.

“Independent Accountants” means (a) MNP LLP or (b) a firm of independent certified public accountants acceptable to the Administrative Agent.

“Ineligible Receivable” means any Receivable that (a) any of the terms, conditions and provisions of which have been amended, modified, restructured or waived in a manner inconsistent with the Servicing Policies, or (b) that is a Charge-Off Receivable.

“Insolvency Event” means, with respect to a specified Person, (a) the institution of a proceeding or the filing of a petition against such Person seeking the entry of a decree or order for relief by a court having jurisdiction in the premises in respect of such Person or any substantial part of its property in an involuntary case or proceeding under any Debtor Relief Laws seeking the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for such Person or for any substantial part of its property, or ordering the winding-up or liquidation of such Person’s affairs, and such proceeding or petition, decree or order shall remain unstayed or undismissed for a period of 30 consecutive days or an order or decree for the requested relief is earlier entered or issued; or (b) the commencement by such Person of a voluntary case or proceeding under any applicable Debtor Relief Laws or the consent by such Person to the entry of an order for relief in an involuntary case or proceeding under any such law, or the consent by such Person to the appointment of or taking possession by, a receiver, liquidator, assignee, custodian, trustee, sequestrator, or similar official for such Person or for any substantial part of its property, or the making by such Person of any general assignment for the benefit of creditors, or the failure by such Person generally to pay its debts as such debts become due, or the taking of action by such Person in furtherance of any of the foregoing.

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“Interest Period” means, with respect to any Settlement Date, (a) with regard to the first such period, the period commencing on (and including) the Closing Date to but excluding such Settlement Date; and (b) thereafter, the period commencing on (and including) the immediately preceding Settlement Date to but excluding such Settlement Date.

“Interest Rate” means, with respect to any Interest Period, the Adjusted LIBOR for such Interest Period, plus (a) in respect of that amount of the Outstanding Amount equal to or less than $40,000,000, 12.5%, and (b) in respect of that amount of the Outstanding Amount in excess of $40,000,000, 11.0%.

“Interest Rate Reset Date” means, with respect to any Interest Period, the date that is two (2) Business Days prior to the first day of such Interest Period.

“Investment” means, in respect of any Person, (a) any direct or indirect purchase or other acquisition by such Person of, or of a beneficial interest in, any of the Securities of any other Person; (b) any direct or indirect redemption, retirement, purchase or other acquisition for value, by such Person from any Person, of any Capital Stock of such Person; and (c) any direct or indirect loan, advance or capital contributions by such Person to any other Person, including all indebtedness and accounts receivable from that other Person that are not current assets or did not arise from sales to that other Person in the ordinary course of business.

“Key Employees” means [Redacted – Personal Information], in each case, or the replacement thereof approved by the Administrative Agent in accordance with clause (c) of the definition of Change of Control.

“Lender” means each financial institution listed on the signature pages hereto as a Lender, and any other Person that becomes a party hereto pursuant to an Assignment Agreement.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, adverse claim, assignment, deposit arrangement, lien, lease or other right of use or occupation, charge, claim, security interest, right of detention or seizure, right of set-off or consolidation, deemed trust, mechanics’ or repairers’ lien, right of distraint, easement or encumbrance, call or similar right, option to purchase, right of first refusal, conditional sale or other title retention agreement, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever having a similar economic effect as any of the foregoing (including an agreement to give any of the foregoing).

“Liquid Money” [Redacted – Commercially Sensitive Loan Product Term, Amounts and Interest Rates].

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“Liquid Money Borrower” means Computershare Trust Company of Canada, in its capacity as trustee of Mogo Finance Trust.

“Liquid Money Credit Agreement” means the Credit Agreement among the Liquid Money Borrower, Fortress Credit Co LLC, as administrative agent and collateral agent, and the lenders party thereto from time to time, dated as of September 1, 2015, as amended.

“Liquid Money Facility Amount” has the meaning given to “Facility Amount” in the Liquid Money Credit Agreement.

“Liquid Money Investment Pools” has the meaning given to “Investment Pools” in the Liquid Money Credit Agreement.

“Liquid Money Net Eligible Receivables Balance” has the meaning given to “Net Eligible Receivables Balance” in the Liquid Money Credit Agreement.

“Loan” means a loan made by Lenders to the Borrower pursuant to Section 2.1.

“Loan Account” has the meaning given to it in Section 2.10(a).

“Loan Account Bank” means a financial institution acceptable to each of the Borrower and the Administrative Agent and which maintains the Loan Account. The initial Loan Account Bank is BMO.

“Loan Account Bank Fee” means the loan account bank fee as agreed by the Loan Account Bank and the Collateral Agent in their reasonable discretion.

“Loan Commitment” means the commitment of a Lender to make or otherwise fund Loans and “Loan Commitments” means such commitments of all Lenders in the aggregate. The amount of each Lender’s Loan Commitment is set forth on Appendix A, as may be amended in respect of DB FSLF pursuant to Section 2.1(b).

“Loan Exposure” means, with respect to any Lender as of any date of determination, (a) as of the Closing Date, that Lender’s Loan Commitment; and (b) after the Closing Date, the outstanding principal amount of the Loans made by such Lender.

“Material Adverse Effect” means, a material adverse effect on (a) the business operations, assets, condition (financial or otherwise), liabilities or prospects of any Credit Party, (b) the ability of any of the Credit Parties to fully and timely perform their material Obligations under the Credit Documents; (c) the legality, validity, binding effect, or enforceability against any of the Credit Parties of any Credit Document to which it is a party; or (d) the rights, remedies and benefits available to, or conferred upon, any Agent, any Lender or any Secured Party under any Credit Document or Related Agreement.

“Material Contract” means any contract or other arrangement to which any Credit Party is a party (other than the Credit Documents) for which breach, nonperformance, cancellation or failure to renew could reasonably be expected to result in a Material Adverse Effect.

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“Maturity Date” means July 2, 2020.

“Mini Money” [Redacted – Commercially Sensitive Loan Product Term, Amounts and Repayment Terms].

“Mini Money 2500” [Redacted – Commercially Sensitive Loan Product Term, Amounts and Repayment Terms].

“Mini Money 3500” [Redacted – Commercially Sensitive Loan Product Term, Amounts and Repayment Terms].

“Mogo Trust Deed” means the amended and restated deed of trust dated as of the 19th day of October, 2012 between KNV Chartered Accountants LLP (predecessor to Dale Matheson Carr-Hilton Labonte LLP), as trustee, and the Borrower.

“Notes” means a promissory note in the form of Exhibit B.

“Obligations” means all obligations of every nature of the Credit Parties from time to time owed to the Agents (including former Agents), the Lenders, the Indemnitees or any of them, under any Credit Document, whether for principal, interest (including interest which, but for the filing of a petition in bankruptcy with respect to a Credit Party, would have accrued on any Obligation, whether or not a claim is allowed against a Credit Party for such interest in the related bankruptcy proceeding), fees, expenses, indemnification or otherwise.

“Obligor” means, with respect to a Receivable, the Person who owes or may be liable for payments under such Receivable.

“Organizational Documents” means (a) with respect to any corporation or company, its certificate, memorandum, or articles of incorporation, organization, amalgamation, or association, its letters patent or other constating documents, and its by-laws, as amended, (b) with respect to any limited partnership, its certificate or declaration of limited partnership and its partnership agreement, together with the Organizational Documents of it general partners, (c) with respect to any general partnership, its partnership agreement, and (d) with respect to any limited liability company, its articles of organization, and its operating agreement.

“Originating Documentation” means all documentation (including web screen shots and credit applications, whether in paper or electronic form) relating to the online or retail credit application process and related documentation governing the Receivables.

“Originating Pool” means, in respect of any calendar month and any Type of Receivable, all Receivables of such Type of Receivable originated by the Originating Subsidiaries during such calendar month. [Redacted – Commercially Sensitive Information].

“Originating Subsidiaries” means, collectively, MOGO Financial, MOGO B.C., MOGO Alberta and MOGO Ontario and each other wholly-owned Subsidiary of the Borrower as may be approved by the Administrative Agent.

14

“Originating Subsidiary Funded Loans” means, at any time, Approved Other Advance Receivables, Zip Advance Receivables, Zip Advance 14 Receivables, Small Business Receivables or Pocket Money Receivables that (a) in each case, have not been funded with the proceeds of any Loan, (b) have an aggregate unpaid principal balance of less than the greater of (i) $3 million, and (ii) 10% of the aggregate unpaid principal balance of Eligible Receivables at such time.

“Originating Subsidiary Loan Agreements” means those agreements between the Borrower and the Originating Subsidiaries governing the terms of the Originating Subsidiary Loans and delivered to the Administrative Agent pursuant to Section 3.1.

“Originating Subsidiary Loans” means loans made from time to time by the Borrower to one or more of the Originating Subsidiaries pursuant to the Originating Subsidiary Loan Agreements, proceeds of which are used solely for funding the advancement of Eligible Receivables and Originating Subsidiary Funded Loans.

“Other Advance Receivable” means any Receivable that is not a Flex, Mini Money, Mini Money 2500, Mini Money 3500, Pocket Money, Zip Advance, Zip Advance 14 or Liquid Money.

“Outstanding Amount” means, at any time, an amount equal to the aggregate outstanding principal amount of all Loans at such time.

“Overcollateralization Amount” means, at any time, the product of (i) the sum of the Overcollateralization Amount (Liquid) and the Overcollateralization Amount (Revolver), in each case, at such time, and (ii) 1.25.

“Overcollateralization Amount (Liquid)” means, at any time, (i) the aggregate Liquid Money Net Eligible Receivables Balance of all Liquid Money Investment Pools, minus (ii) the Liquid Money Facility Amount, in each case, at such time.

“Overcollateralization Amount (Revolver)” means, at any time, (i) the Unpaid Principal Balance, minus (ii) the Outstanding Amount, in each case, at such time.

“Patriot Act” has the meaning given to it in Section 4.20.

“Payment Account” means the following account (or such other bank account as may be designated by the Administrative Agent from time to time):

Beneficiary Bank:	[Redacted – Bank Account Details]
Beneficiary Bank Swift Code:	[Redacted – Bank Account Details]
Beneficiary Account Name:	[Redacted – Bank Account Details]
Beneficiary Account Number:	[Redacted – Bank Account Details]

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“Performance Trigger” means, at any time, in each case determined as at the last day of the immediately preceding calendar month, any one or more of the following events shall have occurred:

(a)	in respect of any Originating Pool (i) of Mini Money Receivables in respect of any calendar month after December, 2013, (ii) of Mini Money 2500 Receivables in respect of any calendar month after June 2014, or (iii) of any other Type of Receivables in respect of any month, the aggregate unpaid principal balance of each Receivable in such Originating Pool that is a Charge-Off Receivable (regardless of whether such Receivables are included in the determination of Unpaid Principal Balance) exceeds the following percentages of the aggregate unpaid principal balance of all Receivables in such Originating Pool (regardless of whether such Receivables are included in the determination of Unpaid Principal Balance) as at the end of the indicated calendar month following the calendar month in which the Receivables in such Originating Pool were originated:

	Type of Receivable
					Aggregate
				Aggregate	Mini Money,
				Mini Money	Mini Money
Calendar			Mini Money	and Mini	2500 and Mini
Month	Flex	Mini Money[5]	2500[6]	Money 2500[7]	Money 3500[8]
1	1.14%	1.00%	1.00%	1.00%	1.88%

2	1.29%	1.29%	1.29%	1.25%	2.59%

3	1.43%	1.59%	1.59%	1.50%	3.19%

4	1.58%	2.30%	2.30%	2.20%	4.29%

5	1.72%	2.60%	2.60%	2.50%	4.89%

6	1.86%	2.91%	2.91%	2.80%	5.64%

7	9.61%	3.71%	3.81%	4.50%	7.01%

8	23.83%	9.96%	9.96%	9.39%	11.83%

9	32.86%	14.58%	14.58%	13.20%	14.16%

10	39.68%	18.22%	18.22%	16.79%	17.23%

11	44.14%	20.50%	20.50%	18.96%	19.80%

12	47.71%	22.18%	22.18%	21.40%	21.97%

13	50.30%	23.49%	23.49%	22.98%	23.51%

14	52.10%	24.46%	24.46%	23.86%	24.53%

15	54.09%	25.11%	25.11%	24.61%	25.31%

16	55.32%	25.80%	25.80%	25.87%	26.66%

17	56.07%	26.40%	26.11%	26.14%	27.06%

18	56.73%	27.20%	26.52%	26.96%	27.97%

19	58.03%	27.60%	26.73%	27.30%	28.38%

20	59.73%	28.20%	27.09%	27.32%	29.05%

5  Applicable for Mini Money originated prior to February 1, 2015.

6  Applicable for Mini Money 2500 originated prior to February 1, 2015.

7  Applicable for Mini Money and Mini Money 2500 originated on or after February 1, 2015 and prior to June 1, 2016.

8  Applicable for Mini Money, Mini Money 2500 and Mini Money 3500 originated on or after June 1, 2016.

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(b)	in respect of any Originating Pool (i) of Mini Money Receivables in respect of any calendar month after December 2013, or (ii) of Mini Money 2500 Receivables in respect of any calendar month after June 2014, or (iii) of any other Type of Receivables in respect of any month, the aggregate amount of all interest and fees collected from the related Obligors of Receivables in such Originating Pool (regardless of whether such Receivables are included in the determination of Unpaid Principal Balance) is less than or equal to the following percentages of the aggregate initial principal balance of all Receivables in such Originating Pool (regardless of whether such Receivables are included in the determination of Unpaid Principal Balance) as at the end of the indicated calendar month following the calendar month in which the Receivables in such Originating Pool were originated:

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	Type of Receivable
					Aggregate
				Aggregate	Mini Money,
				Mini Money	Mini Money
Calendar			Mini Money	and Mini	2500 and Mini
Month	Flex	Mini Money[9]	2500[10]	Money 2500[11]	Money 3500[12]
1	14.43%	7.11%	4.79%	4.02%	5.70%

2	22.82%	11.99%	8.09%	6.58%	9.75%

3	30.06%	16.51%	11.18%	9.01%	13.53%

4	36.42%	20.62%	13.66%	11.28%	17.04%

5	41.91%	24.33%	15.91%	13.17%	20.36%

6	46.81%	27.72%	17.96%	15.04%	23.56%

7	51.20%	30.70%	20.30%	17.65%	26.70%

8	55.07%	33.45%	24.28%	19.50%	30.00%

9	58.68%	35.91%	26.20%	21.50%	30.88%

10	61.99%	38.10%	27.37%	23.60%	32.97%

11	65.03%	40.10%	28.75%	26.20%	35.69%

12	67.79%	41.92%	30.09%	27.70%	38.11%

13	70.29%	43.60%	31.39%	29.40%	40.23%

14	72.42%	45.16%	32.65%	30.90%	42.12%

15	74.53%	46.63%	33.74%	32.40%	43.58%

16	76.39%	48.01%	34.89%	33.70%	45.45%

17	78.04%	49.90%	35.38%	35.10%	47.31%

18	79.63%	51.90%	35.80%	36.40%	49.10%

19	81.15%	53.48%	36.29%	37.30%	50.31%

20	82.44%	55.08%	36.78%	38.60%	52.59%

(c)	the aggregate unpaid principal balance of Receivables of each Type of Receivable that are Delinquent Receivables (regardless of whether such Receivables are included in the determination of Unpaid Principal Balance) exceeds the following percentages of the aggregate unpaid principal balance of all Receivables of such Type of Receivable (regardless of whether such Receivables are included in the determination of Unpaid Principal Balance):

9   Applicable for Mini Money originated prior to February 1, 2015.

10 Applicable for Mini Money 2500 originated prior to February 1, 2015.

11 Applicable for Mini Money and Mini Money 2500 originated on or after February 1, 2015 and prior to June 1, 2016.

12 Applicable for Mini Money, Mini Money 2500 and Mini Money 3500 originated on or after June 1, 2016.

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Type of Receivable	Delinquency
Flex	27.00%

Aggregate Mini Money, Mini Money 2500 and Mini Money 3500	22.00%

“Period Report” has the meaning ascribed thereto in the Servicing Agreement.

“Period Unused Commitment” means, with respect to any Interest Period, (a) the Loan Commitments at the end of such Interest Period, minus (b) the greater of (i) the daily average Outstanding Amount during such Interest Period, and (ii) the Applicable Deemed Balance.

“Permitted Liens” means:

(a)	Liens imposed by law for taxes, assessments or other governmental charges payable by the Borrower that are not yet due or are being contested in compliance with Section 5.3;

(b)	Liens arising in favor of the applicable financial institution under an Account Control Agreement (with trigger) or Account Control Agreement (without trigger) in respect of the Loan Account or a Collection Account, as applicable;

(c)	Liens securing PMSI Indebtedness, provided that any such Lien shall encumber only the asset acquired with the proceeds of such Indebtedness; and

(d)	Liens securing Permitted Subordinated Indebtedness.

provided, however, that no reference herein to Liens permitted hereunder (including Permitted Liens), including any statement or provision as to the acceptability of any Liens (including Permitted Liens), shall in any way constitute or be construed as to provide for a subordination of any rights of the Agents, the Lenders or other Secured Parties hereunder or arising under any of the other Credit Documents in favour of such Liens.

“Permitted LOC Indebtedness” means, at any time, Indebtedness (a) owing by the Borrower to Subordinated Lender (LOC) which is subject to the Subordinated Lender Intercreditor Agreement (LOC), (b) is unsecured, and (c) does not exceed $1,000,000.

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“Permitted Subordinated Indebtedness” means, at any time, Indebtedness (a) owing by any Credit Party to Subordinated Lender (Mogo) which is subject to the Subordinated Lender Intercreditor Agreement (Mogo), (b) owing by the Borrower to Subordinated Lender (Thurlow) which is subject to the Subordinated Lender Intercreditor Agreement (Thurlow), (c) owing by the Borrower to Subordinated Lender (Thurlow Guarantee) which is subject to the Subordinated Lender Intercreditor Agreement (Thurlow Guarantee), (d) owing by the Borrower to Subordinated Lender (Indenture) which is subject to the Subordinated Lender Intercreditor Agreement (Indenture), and (e) does not, without duplication, exceed $55,000,000 in the aggregate. For the purpose of this definition, any Indebtedness described in clause (a) that was, as of July 25, 2015, denominated in US Dollars shall be deemed to be Indebtedness denominated in the same amount in Dollars.

“Person” means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, unlimited liability companies, limited liability partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and Governmental Authorities.

“Pledge and Security Agreement” means the Pledge and Security Agreement, dated as of the date hereof, by and among the Credit Parties and the Collateral Agent on behalf of the Secured Parties.

“PMSI Indebtedness” means purchase money Indebtedness of the Credit Parties which does not exceed $500,000 in the aggregate.

“Pocket Money” [Redacted – Commercially Sensitive Loan Product Term, Amounts and Repayment Terms].

“PPSA” means (a) the personal property security legislation as in effect in each Province of Canada (other than the Province of Quebec), and (b) the Civil Code of Quebec.

“Principal Office” means, for the Administrative Agent, [Redacted – Address Details] (or such other location as the Administrative Agent may from time to time designate in writing to the Borrower and each Lender).

“Pro Rata Share” means, with respect to any Lender and at any time, the percentage obtained by dividing (a) the Loan Exposure of that Lender, by (b) the aggregate Loan Exposure of all Lenders, in each case, at such time.

“Receivable” means an account (as defined in the PPSA) originated by an Originating Subsidiary, together with (a) all obligations of the Obligor thereunder, and (b) monies paid or payable thereunder (whether Scheduled Receivable Payments, liquidation proceeds, prepayments, finance charges, interest, fees, prepayment penalties or bonuses or other charges with respect thereto).

“Recoveries” means, with respect to a Receivable that is a Charge-Off Receivable, the monies collected from whatever source during any Collection Period following the Collection Period in which such Receivable became a Charge-Off Receivable, net of any amounts required by law to be remitted to the Obligor.

“Register” has the meaning ascribed thereto in Section 2.4(a).

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“Related Agreements” means, collectively, the Servicing Agreement, the Backup Servicing Agreement, the Subordinated Lender Intercreditor Agreement (Mogo), the Subordinated Lender Intercreditor Agreement (Thurlow), the Subordinated Lender Intercreditor Agreement (Thurlow Guarantee), the Subordinated Lender Intercreditor Agreement (Indenture), the Subordinated Lender Intercreditor Agreement (LOC) (if any), and each Originating Subsidiary Loan Agreement.

“Replacement Person” has the meaning ascribed thereto in Section 2.16(e)

“Reporting Date” means, in respect of any Collection Period, the tenth (10th) calendar day following the expiration of such Collection Period (or if such day is not a Business Day, the immediately succeeding Business Day).

“Required Minimum Tangible Net Worth” means, at any time, the sum of (i) (a) if the aggregate of the Outstanding Amount and the Liquid Money Facility Amount is less than $53,000,000 at such time, then $22,000,000; and (b) if the aggregate of the Outstanding Amount and the Liquid Money Facility Amount is greater than or equal to $53,000,000 at such time, then the Overcollateralization Amount, plus (ii) 33% of all positive net income earned by the Borrower and the Originating Subsidiaries following January 1, 2017, plus (iii) 33% of all proceeds of Capital Stock issued by the Borrower following January 1, 2017.

“Requisite Lenders” means one (1) or more Lenders having or holding Loan Exposure and representing more than 50% of the aggregate Loan Exposure of all Lenders.

“Restricted Junior Payment” means (i) any dividend or other distribution, direct or indirect, on account of Capital Stock of the Borrower; (ii) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any Capital Stock of the Borrower; (iii) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire Capital Stock of the Borrower; or (iv) management or similar fees payable to any Credit Party or Affiliate thereof.

“Scheduled Receivable Payment” means, for any Collection Period and for any Receivable, the amount indicated in such Receivable as required to be paid by the Obligor in such Collection Period. If the Obligor’s obligation under such Receivable with respect to a Collection Period has been modified so as to differ from the amount specified in such Receivable as a result of (a) the order of a court in an Insolvency Event involving the Obligor, or (b) modifications or extensions of the Receivable permitted by the Credit Documents and the Servicing Agreement, the Scheduled Receivable Payment with respect to such Collection Period shall refer to the Obligor’s payment obligation with respect to such Collection Period as so modified.

“Secured Parties” means, collectively, the Agents, the Lenders and the Indemnitees.

“Securities” means any stock, shares, partnership interests, limited liability company interests, voting trust certificates, certificates of interest or participation in any profit-sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing.

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“Servicer” means, subject to removal pursuant to the terms of the Servicing Agreement, initially the Borrower, and after, the Backup Servicer, or any other successor servicer appointed pursuant to the Servicing Agreement, as applicable.

“Servicer Termination Event” has the meaning ascribed thereto in the Servicing Agreement.

“Servicing Agreement” means the Servicing Agreement made as of September 25, 2017, by and among the Servicer, the Originating Subsidiaries and the Administrative Agent.

“Servicing Policies”, in the case of the Servicer, has the meaning ascribed thereto in the Servicing Agreement, or, in the case of the Backup Servicer, the credit, collections, and operations policies of the Backup Servicer as in effect on the date the Backup Servicing Agreement becomes effective, as such policies may be amended from time to time in accordance with this Agreement.

“Servicing Standard” has the meaning ascribed thereto in the Servicing Agreement.

“Settlement Date” means, (a) in respect of any Collection Period, the fifteenth (15th) calendar day following the expiration of such Collection Period (or if such day is not a Business Day, the immediately succeeding Business Day), and (b) the Maturity Date.

“Small Business” [Redacted – Commercially Sensitive Loan Product Term, Amounts and Interest Rates].

“Solvent” means, with respect to any Person, that as of the date of determination, (a) (i) the sum of such Person’s debt (including contingent liabilities) does not exceed the present fair saleable value of such entity's present assets; (ii) such Person’s capital is not unreasonably small in relation to its business as contemplated on the Closing Date; and (iii) such Person has not incurred and does not intend to incur, or believe (nor should it reasonably believe) that it will incur, debts beyond its ability to pay such debts as they become due (whether at maturity or otherwise); (b) such Person is "solvent" within the meaning given that term and similar terms under applicable laws relating to fraudulent transfers and conveyances, and (c) such Person is not an insolvent person as defined in the BIA. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Subordinated Lender (LOC)” means a financial institution satisfactory to the Administrative Agent.

“Subordinated Lender (Indenture)” means Computershare Trust Company of Canada, as trustee for and on behalf of the holders of debentures issued by the Borrower pursuant to the Indenture Trust Deed.

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“Subordinated Lender (Mogo)” means Dale Matheson Carr-Hilton Labonte LLP, as trustee for and on behalf of the holders of debentures issued by the Borrower pursuant to the Mogo Trust Deed.

“Subordinated Lender (Thurlow)” means Thurlow Management Inc.

“Subordinated Lender (Thurlow Guarantee)” means MNP LLP, as trustee for and on behalf of the holders of debentures issued by Subordinated Lender (Thurlow) pursuant to a deed of trust dated as of the 30th day of November, 2009 between KNV Chartered Accountants LLP (predecessor to MNP LLP) and Subordinated Lender (Thurlow).

“Subordinated Lender Intercreditor Agreement (Indenture)” means the intercreditor agreement among Subordinated Lender (Indenture), the Administrative Agent and the Borrower dated as of September 25, 2017.

“Subordinated Lender Intercreditor Agreement (LOC)” means the intercreditor agreement among Subordinated Lender (LOC), the Administrative Agent and the Borrower in form and substance satisfactory to the Administrative Agent, to be entered into in connection with the incurrence of Indebtedness of the Borrower owing to Subordinated Lender (LOC), if any.

“Subordinated Lender Intercreditor Agreement (Mogo)” means the intercreditor agreement among Subordinated Lender (Mogo), the Administrative Agent, the Borrower and each Subsidiary of the Borrower dated as of September 25, 2017.

“Subordinated Lender Intercreditor Agreement (Thurlow)” means the intercreditor agreement among Subordinated Lender (Thurlow), the Administrative Agent and the Borrower dated as of September 25, 2017.

“Subordinated Lender Intercreditor Agreement (Thurlow Guarantee)” means the intercreditor agreement among Subordinated Lender (Thurlow Guarantee), the Administrative Agent and the Borrower dated as of September 25, 2017.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, unlimited company, association, joint venture or other business entity of which more than 50% of the total voting power of shares of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; provided, in determining the percentage of ownership interests of any Person controlled by another Person, no ownership interest in the nature of a “qualifying share” of the former Person shall be deemed to be outstanding.

“Tangible Net Worth” means, as of any date of determination, the sum of (a) the amount of shareholders’ equity of the Credit Parties (net of (i) intangible assets and (ii) any amount being held in reserve as contemplated by Section 5.3 or Section 7.1(e)) plus (b) any Permitted Subordinated Indebtedness as of such date of determination in accordance with GAAP plus accrued but unpaid dividends on the Capital Stock of the Borrower.

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“Tax” means any present or future tax, levy, impost, duty, assessment, charge, fee, deduction or withholding of any nature and whatever called, imposed by a Governmental Authority, on whomsoever and wherever imposed, levied, collected, withheld or assessed; provided, “Tax on the overall net income” of a Person shall be construed as a reference to a Tax imposed by the jurisdiction in which that Person is organized or in which that Person’s applicable principal office (and/or, in the case of a Lender, its lending office) is located or in which that Person (and/or, in the case of a Lender, its lending office) is deemed to be doing business on all or part of the net income, profits or gains (whether worldwide, or only insofar as such income, profits or gains are considered to arise in or to relate to a particular jurisdiction, or otherwise) of that Person (and/or, in the case of a Lender, its applicable lending office) and shall include any backup or other withholding tax that shall be eligible to be credited against any such Tax.

“Type 1 Delinquent Receivable” means a Receivable which is 30 days or more and less than 60 days past due.

“Type 2 Delinquent Receivable” means a Receivable which is 1 day or more and less than 60 days past due.

“Type 3 Delinquent Receivable” means a Receivable which is 60 days or more past due and less than 181 days past due .

“Type of Receivable” means, with reference to any Receivable, whether such Receivable is a Flex, Flex Line of Credit, Liquid Money, Mini Money, Mini Money 2500 or Mini Money 3500.

“Upfront Fee” [Redacted – Commercially Sensitive Information].

“Unpaid Principal Balance” means, at any time, the aggregate Advanceable Principal Balance of all Eligible Receivables at such time; provided that Eligible Receivables shall be excluded from the determination of Unpaid Principal Balance to the extent necessary to ensure that the following concentration limits are not exceeded, in each case, at such time:

(i)	the aggregate unpaid principal balance of Eligible Receivables that are not Equifax Receivables shall not exceed 15% of the aggregate unpaid principal balance of all Eligible Receivables;

(ii)	the aggregate unpaid principal balance of Eligible Receivables that are Mini Money 2500 or Mini Money 3500 shall not exceed 65% of the aggregate unpaid principal balance of all Eligible Receivables;

(iii)	the aggregate unpaid principal balance of Eligible Receivables of each Type of Receivable that are Type 1 Delinquent Receivables shall not exceed the following percentages of the aggregate unpaid principal balance of all Eligible Receivables of such Type of Receivable:

Type of Receivable	Delinquency
Flex	9.00%

Aggregate Mini Money, Mini Money 2500 and Mini Money 3500	7.00%

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(iv)	the aggregate unpaid principal balance of Eligible Receivables of each Type of Receivable that are Type 2 Delinquent Receivables shall not exceed the following percentages of the aggregate unpaid principal balance of all Eligible Receivables of such Type of Receivable:

Type of Receivable	Delinquency
Flex	15.00%

Aggregate Mini Money, Mini Money 2500 and Mini Money 3500	11.50%

“Unrestricted Subsidiaries” means wholly-owned Subsidiaries of the Borrower that in the aggregate (i) for any period, do not represent or account for more than 0.5% of the consolidated revenue of the Borrower or, (ii) at any time, do not represent or account for more than 0.5% of the consolidated book value of the assets of the Borrower; provided that (a) revenue and assets of any Subsidiary shall be determined on a consolidated basis, and (b) in the case of Subordinated Lender (Thurlow), Indebtedness owing by the Borrower to Subordinated Lender (Thurlow) which is subject to the Subordinated Lender Intercreditor Agreement (Thurlow) shall be excluded from the determination of the assets of Subordinated Lender (Thurlow).

“Unused Fee” means, with respect to any Interest Period, (a) if the daily average Outstanding Amount during such Interest Period is less than $20,000,000, the product of the (i) the Period Unused Commitment for such Interest Period and (ii) 0.50%, and (b) if the daily average Outstanding Amount during such Interest Period is equal to or greater than $20,000,000, the product of the (i) the Period Unused Commitment for such Interest Period and (ii) 0.325%; in each case of (a) and (b), multiplied by a fraction, the numerator of which is the number of days in such Interest Period and the denominator of which is 360.

“US Dollars” and the sign “US$” mean the lawful money of the United States of America.

“WURA” means the Winding-Up and Restructuring Act (Canada).

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“Zip Advance” [Redacted – Commercially Sensitive Loan Product Term, Amounts and Repayment Terms].13.

“Zip Advance 14” [Redacted – Commercially Sensitive Loan Product Term, Amounts and Repayment Terms].14.

1.2.	Accounting Terms.

(a)	Generally. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP applied on a consistent basis, as in effect from time to time, except as may be otherwise specifically prescribed herein.

(b)	Changes in GAAP. If at any time any change in GAAP would affect the computation of any financial ratio or requirement set forth in any Credit Document, and either the Borrower or the Administrative Agent shall so request, the Administrative Agent, the Lenders, and the Borrower shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP; provided that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with GAAP prior to such change therein and (ii) the Borrower shall provide to the Administrative Agent and the Lenders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP.

1.3.	Interpretation, etc.

Any of the terms defined herein may, unless the context otherwise requires, be used in the singular or the plural, depending on the reference. References herein to any Section, Appendix, Schedule or Exhibit shall be to a Section, an Appendix, a Schedule or an Exhibit, as the case may be, hereof unless otherwise specifically provided. The use herein of the word “include” or “including,” when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not no limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter. The words “hereof”, “herein”, “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless the context requires otherwise or otherwise specified in any applicable Credit Document, (a) a reference to any Person includes that Person’s successors and assigns (subject to any restrictions on assignments set forth herein), (b) any definition of or reference to any Credit Document, agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, joined or otherwise modified (subject to any restrictions on such amendments, supplements, or modifications set forth herein or therein), (c) any reference to any law or regulation herein shall refer to such law or regulation as amended, modified or supplemented from time to time and any successor thereto, (d) any reference to a particular time of day shall be to such time of day in the City of New York, and (e) any reference to the approval, consent, determination, acceptance or request of the Administrative Agent or the Collateral Agent shall mean such reference in its sole discretion acting in good faith.

13 [Redacted – Commercially Sensitive Loan Product Repayment Terms].

14 [Redacted – Commercially Sensitive Loan Product Repayment Terms].

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SECTION 2. LOANS

2.1.	Loans.

(a)	Loan Commitment. During the Commitment Period, subject to the terms and conditions hereof, each Lender severally agrees to make Loans to the Borrower, denominated in Dollars, in an aggregate amount up to but not exceeding Lender’s Loan Commitment. Amounts borrowed pursuant to this Section 2.1(a) may be repaid and reborrowed during the Commitment Period. Lenders’ Loan Commitments shall expire on the Maturity Date. All Loans and all other Obligations owed hereunder or under the other Credit Documents with respect to the Loans and the Loan Commitments shall be paid in full no later than the Maturity Date.

(b)	Increase in DB FSLF Loan Commitment. During the Commitment Period, the Borrower may, by written notice to the Administrative Agent (an “Increase Notice”), request that DB FSLF increase its Loan Commitment by an aggregate amount not to exceed $10,000,000. Upon receipt of such Increase Notice, the Administrative Agent shall promptly notify DB FSLF of such request and forward to DB FSLF a copy of the Increase Notice. If DB FSLF, in its sole and absolute discretion, agrees to increase its Loan Commitment, DB FSLF shall notify the Administrative Agent of such agreement, following which the Administrative Agent shall forthwith notify the Borrower. Upon the Borrower receiving such notification from the Administrative Agent, the Borrower shall pay to the Administrative Agent, for the benefit of DB FSLF a commitment fee of $100,000. Upon receipt by DB FSLF of such fee, the Loan Commitment of DB FSLF shall be increased by $10,000,000 and the Loan Commitments shall be increased accordingly. If DB FSLF fails to notify the Administrative Agent of its agreement to increase its Loan Commitment within 15 Business Days of receiving the Increase Notice from the Administrative Agent, DB FSLF shall be deemed to have elected not to increase its Loan Commitment.

(c)	Borrowing Mechanics for Loans.

(i)	Loans shall be made in an aggregate minimum amount of $250,000.

(ii)	No more than one Credit Date shall occur during any one week period, provided that two Credit Dates may occur during any one week period once per calendar month.

(iii)	Whenever the Borrower desires that Lenders make Loans, the Borrower shall deliver to the Administrative Agent a fully executed and delivered Funding Notice no later than 10:00 a.m. at least two Business Days in advance of the proposed Credit Date. Except as otherwise provided herein, a Funding Notice shall be irrevocable and the Borrower shall be bound to make a borrowing in accordance therewith.

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(iv)	Notice of receipt of each Funding Notice in respect of Loans, together with the amount of each Lender’s Pro Rata Share thereof, if any, together with the applicable interest rate, shall be provided by the Administrative Agent to each applicable Lender by telefacsimile with reasonable promptness, but (provided the Administrative Agent shall have received such notice by 10:00 a.m.) not later than 2:00 p.m. on the same day as the Administrative Agent’s receipt of such Notice from the Borrower.

(v)	Each Lender shall make the amount of its Loan available to the Administrative Agent not later than 12:00 p.m. on the applicable Credit Date by wire transfer of same day funds in Dollars at the Administrative Agent’s Principal Office. Except as provided herein, upon satisfaction or waiver of the conditions precedent specified herein, the Administrative Agent shall make the proceeds of such Loans available to the Borrower on the applicable Credit Date by causing an amount of same day funds in Dollars equal to the proceeds of all such Loans received by the Administrative Agent from Lenders to be credited to the account of the Borrower as may be designated in writing to the Administrative Agent by the Borrower.

2.2.	Pro Rata Shares.

All Loans shall be made by the Lenders on the applicable Credit Date simultaneously and proportionately to their respective Pro Rata Shares, it being understood that no Lender shall be responsible for any default by any other Lender in such other Lender’s obligation to fund its Pro Rata Share of any Loan nor shall any Commitment of any Lender be increased or decreased as a result of such a default by any other Lender.

2.3.	Use of Proceeds.

The proceeds of the Loans advanced on the Closing Date shall be used to repay Existing Indebtedness. The proceeds of the Loans advanced after the Closing Date shall be applied by the Borrower to fund Originating Subsidiary Loans pursuant to the Originating Subsidiary Loan Agreements and for general working capital. No portion of the proceeds of any Loan shall be used in any manner that causes any Loan or the application of such proceeds to violate Regulation T, Regulation U or Regulation X of the Board of Governors of the Federal Reserve System or any other regulation thereof or to violate the Exchange Act.

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2.4.	Register.

(a)	Register. The Administrative Agent shall maintain at its Principal Office a register for the recordation of the names and addresses of the Lenders, the Loan Commitments, and the Loans from time to time (the “Register”). The Register shall be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice to the Administrative Agent. The Administrative Agent shall record in the Register the Loan Commitments and the Pro Rata Share of the Loans of each Lender, and each repayment or prepayment (if any) in respect of the principal amount of each Loan, and any such recordation shall be conclusive and binding on the Borrower and each Lender, absent manifest error; provided, failure to make any such recordation, or any error in such recordation, shall not affect the Loan Commitments or the Borrower’s Obligations in respect of any Loan. The Borrower hereby designates the entity serving as the Administrative Agent to serve as the Borrower’s agent solely for purposes of maintaining the Register as provided in this Section 2.4, and the Borrower hereby agrees that, to the extent such entity serves in such capacity, the entity serving as the Administrative Agent and its officers, directors, employees, agents and affiliates shall constitute “Indemnitees”.

(b)	Notes. If so requested by any Lender prior to the Closing Date, or upon two (2) Business Days prior written notice at any time after the Closing Date, the Borrower shall execute and deliver to such Lender on the Closing Date (or, if such notice is delivered after the Closing Date, promptly after the Borrower’s receipt of such notice) a Note or Notes, as so requested, to evidence such Lender’s share of the Loans.

2.5.	Interest on Loans.

(a)	Except as otherwise set forth herein, the Loans shall bear interest on the Outstanding Amount from the date made through repayment (whether by acceleration or otherwise) at the Interest Rate.

(b)	Interest payable pursuant to Section 2.5(a) shall be computed on the basis of a 360-day year, in each case for the actual number of days elapsed in the period during which it accrues. In computing interest on a Loan, the Credit Date or the first day of an Interest Period applicable to such Loan shall be included, and the date of payment of such Loan or the expiration date of an Interest Period applicable to such Loan shall be excluded.

(c)	For the purposes of determining the interest payable pursuant to Section 2.5(a), the Outstanding Amount of the Loans shall be deemed to be the greater of the actual Outstanding Amount and the Applicable Deemed Balance.

(d)	Except as otherwise set forth herein, interest on the Loans shall be payable in arrears on (i) each Settlement Date with respect to the related Interest Period; and (ii) with respect to any prepayment in whole or in part of any Loan, whether voluntary or mandatory, upon such prepayment in an amount equal to the interest accrued and unpaid on the amount so prepaid to the date of prepayment.

(e)	For purposes of disclosure pursuant to the Interest Act (Canada), the annual rates of interest or fees to which the rates of interest or fees provided in this Agreement and the other Credit Documents (and stated herein or therein, as applicable, to be computed on the basis of a 360 day year or any other period of time less than a calendar year) are equivalent are the rates so determined multiplied by the actual number of days in the applicable calendar year and divided by 360 or the actual number of days in such other period of time, respectively.

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2.6.	Default Interest.

Upon the occurrence and during the continuance of an Event of Default, to the extent not prohibited by applicable law, the principal amount of the Loans outstanding and any interest payments on the Loans or any fees or other amounts owed hereunder, shall thereafter bear interest (including post-petition interest in any proceeding under applicable Debtor Relief Laws) payable on demand at a rate that is 5% per annum in excess of the Interest Rate otherwise payable hereunder with respect to the Loans until no Event of Default is then continuing. Payment or acceptance of the increased rates of interest provided for in this Section 2.6 is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of the Administrative Agent or any Lender.

2.7.	Fees.

(a)	The Borrower shall pay to the Lead Arranger the Upfront Fee on or before the Closing Date.

(b)	On each Settlement Date, the Borrower shall pay to the Administrative Agent for the ratable benefit of the Lenders the Unused Fee in respect of the related Interest Period.

2.8.	Call Protection.

(a)	Prior to the Maturity Date, the Borrower shall not prepay any Loan (in whole or in part), other than pursuant to Section 2.9(a), 2.9(b), 2.11, 2.12 and this Section 2.8(a). Prior to the Maturity Date, the Borrower may prepay all, but not less than all, of the Loans upon payment to the Administrative Agent, for the benefit of all Lenders, of a prepayment premium equal to the amount of Loan Commitments as at the date of such prepayment, multiplied by (i) the Interest Rate in effect for the Interest Period during which such prepayment is made, multiplied by a fraction (ii) the numerator of which is the number of days between the date of such prepayment and the Maturity Date, and the denominator of which is 360.

(b)	Other than prepayments made pursuant to Sections 2.9(a), 2.9(b) or 2.11, the prepayment premium payable by the Borrower under this Section 2.8 shall be payable in respect of any repayment or prepayment by the Borrower; provided that no such premium shall be payable in respect of a repayment made pursuant to Section 2.9(c) that arises solely as a result of the occurrence of an Event of Default described in Section 7.1(f) or Section 7.1(p). The Borrower agrees that any amount payable under this Section 2.8 is a reasonable calculation of Lenders’ lost profits in view of the difficulties and impracticality of determining actual damages resulting from an early repayment of the Loans.

2.9.	Mandatory Prepayments.

(a)	Outstanding Amount. The Borrower shall from time to time prepay the Loans to the extent necessary to ensure that the Outstanding Amount shall not at any time exceed the Borrowing Base.

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(b)	Tax Refunds. On the date of receipt by any Credit Party of any tax refunds, the Borrower shall prepay the Loans an amount equal to such tax refunds.

(c)	Acceleration. The Borrower shall repay the Loans and all other Obligations upon demand in accordance with Section 7.1.

(d)	Prepayment Certificate. Concurrently with any prepayment of the Loans pursuant to this Section 2.9, the Borrower shall deliver to the Administrative Agent a certificate of an Authorized Officer of the Borrower demonstrating the calculation of the amount of the applicable net proceeds.

2.10.	Loan Account and Collection Accounts.

(a)	From and after the Closing Date, the Borrower shall have caused to be established and shall maintain, deposit accounts at a Collection Account Bank in the name of the Borrower and/or the applicable Originating Subsidiary, each designated as a Collection Account and each subject to either an Account Control Agreement (without trigger) or an Account Control Agreement (with trigger) (each, a “Collection Account”). From and after the Closing Date, the Borrower shall have caused to be established and shall maintain a deposit account at the Loan Account Bank in the name of the Borrower designated as the Loan Account and subject to an Account Control Agreement (without trigger) (the “Loan Account”).

(b)	All interest earned from deposits in the Collection Accounts or the Loan Account shall be applied in accordance with Section 2.11 or Section 2.12, as the case may be. As between the Borrower, the Originating Subsidiaries and the Collateral Agent, the Borrower and the applicable Originating Subsidiary, as the case may be, shall treat all interest earned from deposits in the Collection Accounts and the Loan Account as its income for federal, state, provincial, territorial, and local income tax purposes.

(c)	The Account Control Agreement (without trigger) in respect of each Collection Account subject thereto will provide that all funds in such Collection Account will be swept daily into the Loan Account.

2.11.	Application of Collections.

To the extent no Event of Default has occurred and is continuing, the Collateral Agent will instruct the Loan Account Bank, on each Settlement Date during the Commitment Period, to transfer all Collections for the related Collection Period held by the Loan Account Bank in the Loan Account, in the following amounts and priority in accordance with the Period Report:

(a)	on a pari passu basis, (1) to the Loan Account Bank, if due, the Loan Account Bank Fees accrued and unpaid as of the last day of the related Collection Period, and (2) to the Collection Account Bank, if due, the Collection Account Bank Fees accrued and unpaid as of the last day of the related Collection Period, (3) to the Backup Servicer, if due, the Backup Servicing Fees and reimbursable expenses (including, without limitation, any transition costs) of the Backup Servicer accrued and unpaid as of the last day of the related Collection Period, if any;

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(b)	to the Administrative Agent, to pay any costs or fees due to the Administrative Agent or the Collateral Agent pursuant to this Agreement or any other Credit Document;

(c)	to the Administrative Agent, for the ratable benefit of the Lenders, to pay any accrued but unpaid interest, fees and expenses in connection with this Agreement and any other Credit Document;

(d)	to the Administrative Agent, for the ratable benefit of the Lenders, to pay any amounts due and unpaid pursuant to Section 2.1(a), Section 2.8 or Section 2.9; and

(e)	to the Borrower, or as it may otherwise direct, for its own account.

2.12.	Payments During an Event of Default.

On each Settlement Date occurring during the continuance of an Event of Default (a) all payments made hereunder and under the other Credit Documents (including in respect of proceeds from any Collateral) and (b) all amounts on deposit in the Loan Account and any income and gains from investment of funds in the Loan Account shall be applied by the Loan Account Bank at the written direction of the Collateral Agent as follows:

(a)	First, to the payment of, and in the same priority as, items (a) through (d) in Section 2.11;

(b)	Second, to the Administrative Agent, for the ratable benefit of the Lenders, to reduce the Outstanding Amount to zero; and

(c)	Third, to the Borrower, any remaining amounts.

2.13.	General Provisions Regarding Payments.

(a)	All payments by the Borrower of principal, interest, fees and other Obligations shall be made in Dollars in immediately available funds, without defense, recoupment, setoff or counterclaim, free of any restriction or condition, and delivered to the Administrative Agent, for the account of the Lenders, not later than 3:00 p.m. on the date due via wire transfer of immediately available funds to the Payment Account; funds not so received by the Administrative Agent at or before that time on such due date shall only be deemed to have been received by the Administrative Agent on the later of (i) the time such funds become available funds, and (ii) the applicable next Business Day (except to the extent such delay in payment results solely from the Loan Account Bank’s failure to distribute funds on deposit in the Loan Account and available for distribution as of 3:00 p.m. on such Business Day in accordance with Section 2.11 or Section 2.12). Interest shall continue to accrue on any principal as to which a non-conforming payment is made until such funds become available funds (but in no event less than the period from the date of such payment to the next succeeding applicable Business Day) at the Default Rate determined pursuant to Section 2.6 (if applicable) from the date such amount was due and payable until the date such amount is paid in full.

(b)	All payments in respect of the principal amount of the Loans shall be accompanied by payment of accrued interest on the principal amount being repaid or prepaid.

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(c)	The Administrative Agent shall promptly distribute to each Lender at such address or via wire transfer as such Lender shall indicate in writing, such Lender’s applicable Pro Rata Share of all payments and prepayments of principal and interest due hereunder, together with all other amounts due with respect thereto, including, without limitation, all fees payable with respect thereto, to the extent received by the Administrative Agent.

(d)	Whenever any payment to be made hereunder shall be stated to be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall be included in the computation of the payment of interest hereunder.

(e)	The Administrative Agent shall give prompt telephonic notice to the Borrower and each Lender (confirmed in writing) if any payment is not made in conformity with this Section 2.12.

2.14.	Ratable Sharing.

The Lenders hereby agree among themselves that, except as otherwise provided in the Credit Documents, with respect to amounts realized from the exercise of rights with respect to Liens on the Collateral, if any of them shall, whether by voluntary payment (other than a voluntary prepayment of the Loans made and applied in accordance with the terms hereof), through the exercise of any right of set-off, consolidation, or banker’s lien, by counterclaim or cross action or by the enforcement of any right under the Credit Documents or otherwise, or as adequate protection of a deposit treated as cash collateral under Debtor Relief Laws, receive payment or reduction of a proportion of the aggregate amount of principal, interest, fees and other amounts then due and owing to such Lender hereunder or under the other Credit Documents (collectively, the “Aggregate Amounts Due” to such Lender) which is greater than the proportion received by any other Lender in respect of the Aggregate Amounts Due to such other Lender, then the Lender receiving such proportionately greater payment shall (a) notify the Administrative Agent and each other Lender of the receipt of such payment and (b) apply a portion of such payment to purchase participations (which it shall be deemed to have purchased from each seller of a participation simultaneously upon the receipt by such seller of its portion of such payment) in the Aggregate Amounts Due to the other Lenders so that all such recoveries of Aggregate Amounts Due shall be shared by all Lenders in their proportions of Aggregate Amounts Due; provided, if all or part of such proportionately greater payment received by such purchasing Lender is thereafter recovered from such Lender upon the bankruptcy or reorganization of any Credit Party or otherwise, those purchases shall be rescinded and the purchase prices paid for such participations shall be returned to such purchasing Lender ratably to the extent of such recovery, but without interest. The Credit Parties expressly consent to the foregoing arrangement and agree that any holder of a participation so purchased may exercise any and all rights of banker’s lien, consolidation, setoff or counterclaim with respect to any and all monies owing by any Credit Party to that holder with respect thereto as fully as if that holder were owed the amount of the participation held by that holder.

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2.15.	Making or Maintaining Loans.

(a)	Inability to Determine Applicable Interest Rate. In the event that the Administrative Agent shall have determined (which determination shall be final and conclusive and binding upon all parties hereto), on any Interest Rate Reset Date with respect to any Loan, that by reason of circumstances affecting the London interbank market adequate and fair means do not exist for ascertaining Adjusted LIBOR on the basis provided for in the definition of Adjusted LIBOR, the Administrative Agent shall on such Interest Rate Reset Date give notice (by telefacsimile or by telephone confirmed in writing) to the Borrower and each Lender of such determination, whereupon Adjusted LIBOR shall be deemed equal to the Federal Funds Rate in effect from time to time.

(b)	Compensation for Breakage or Non-Commencement of Interest Periods. The Borrower shall compensate each Lender, upon written request by such Lender (which request shall set forth the basis for requesting such amounts), for all reasonable losses, expenses and liabilities (including any interest paid or calculated to be due and payable by such Lender to lenders of funds borrowed by it to make or carry its Loans and any loss, expense or liability sustained by such Lender in connection with the liquidation or re-employment of such funds but excluding loss of anticipated profits) which such Lender would sustain: (i) if for any reason (other than a default by such Lender) a borrowing of any Loan does not occur on the related Credit Date; (ii) if any prepayment or other principal payment of any of its Loans occurs on any day other than a Settlement Date (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise); or (iii) if any prepayment of any of its Loans is not made on any date specified in a notice of prepayment given by the Borrower.

(c)	Assumptions Concerning Funding Loans. Calculation of all amounts payable to a Lender under this Section 2.15 and under Section 2.16 shall be made as though such Lender had actually funded each of its relevant Loans through the purchase of a deposit bearing interest at Adjusted LIBOR in an amount equal to the amount of such Loan and having a maturity comparable to the relevant Interest Period; provided, however, each Lender may fund each of its Loans in any manner it sees fit and the foregoing assumptions shall be utilized only for the purposes of calculating amounts payable under this Section 2.15 and under Section 2.16.

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2.16.	Increased Costs; Capital Adequacy.

(a)	Compensation For Increased Costs and Taxes. Subject to the provisions of Section 2.17 (which shall be controlling with respect to the matters covered thereby), in the event that any Lender shall determine (which determination shall, absent manifest error, be final and conclusive and binding upon all parties hereto) that any law, treaty or governmental rule, regulation or order, or any change therein or in the interpretation, administration or application thereof (including the introduction of any new law, treaty or governmental rule, regulation or order), or any determination of a Governmental Authority, in each case that becomes effective after the date hereof, or compliance by such Lender with any guideline, request or directive issued or made after the date hereof by any Governmental Authority (whether or not having the force of law): (i) subjects such Lender (or its applicable lending office) to any additional Tax (other than any Tax on the overall net income of such Lender) with respect to this Agreement or any of the other Credit Documents or any of its obligations hereunder or thereunder or any payments to such Lender (or its applicable lending office) of principal, interest, fees or any other amount payable hereunder; (ii) imposes, modifies or holds applicable any reserve (including any marginal, emergency, supplemental, special or other reserve), special deposit, compulsory loan, FDIC insurance or similar requirement against assets held by, or deposits or other liabilities in or for the account of, or advances or loans by, or other credit extended by, or any other acquisition of funds by, any office of such Lender (other than any such reserve or other requirements); or (iii) imposes any other condition (other than with respect to a Tax matter) on or affecting such Lender (or its applicable lending office) or its obligations hereunder; and the result of any of the foregoing is to increase the cost to such Lender of agreeing to make, making or maintaining any Loan hereunder or to reduce any amount received or receivable by such Lender (or its applicable lending office) with respect thereto (a “Cost Increase Event”); then, in any such case, the Borrower shall pay to such Lender within ten (10) Business Days of receipt of the statement referred to in the next sentence, such additional amount or amounts (in the form of an increased rate of, or a different method of calculating, interest or otherwise as such Lender in its sole discretion shall determine) as may be necessary to compensate such Lender for any such increased cost or reduction in amounts received or receivable hereunder; provided that (i) the related Cost Increase Event occurred within the 90 day period preceding the date on which the Borrower received such statement, or (ii) the Cost Increase Event has retroactive effects to a date prior to such 90 day period but the Borrower received such statement within 90 days of the occurrence of the Cost Increase Event. Such Lender shall deliver to the Borrower (with a copy to the Administrative Agent) a written statement, setting forth in reasonable detail the basis for calculating the additional amounts owed to such Lender under this Section 2.16(a), which statement shall be conclusive and binding upon all parties hereto absent manifest error.

(b)	Capital Adequacy Adjustment. In the event that any Lender shall have determined that the adoption, effectiveness, phase-in or applicability after the Closing Date of any law, rule or regulation (or any provision thereof) regarding capital adequacy, or any change therein or in the interpretation or administration thereof by any Governmental Authority charged with the interpretation or administration thereof, or compliance by any Lender (or its applicable lending office) with any guideline, request or directive regarding capital adequacy (whether or not having the force of law) of any such Governmental Authority, has or would have the effect of reducing the rate of return on the capital of such Lender or any corporation controlling such Lender as a consequence of, or with reference to, any Loan or such Lender’s Loan Commitment or participations therein or other obligations hereunder with respect to any Loan to a level below that which such Lender or such controlling corporation could have achieved but for such adoption, effectiveness, phase-in, applicability, change or compliance (taking into consideration the policies of such Lender or such controlling corporation with regard to capital adequacy), (a “Capital Adequacy Adjustment Event”) then from time to time, within ten (10) Business Days after receipt by the Borrower from such Lender of the statement referred to in the next sentence, the Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or such controlling corporation on an after-tax basis for such reduction; provided that (i) the related Capital Adequacy Adjustment Event occurred within the 90 day period preceding the date on which the Borrower received such statement, or (ii) the Capital Adequacy Adjustment Event has retroactive effects to a date prior to such 90 day period but the Borrower received such statement within 90 days of the occurrence of the Capital Adequacy Adjustment Event. Such Lender shall deliver to the Borrower (with a copy to the Administrative Agent) a written statement, setting forth in reasonable detail the basis for calculating the additional amounts owed to such Lender under this Section 2.16(b), which statement shall be conclusive and binding upon all parties hereto absent manifest error.

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(c)	Dodd-Frank. For greater certainty, notwithstanding anything herein to the contrary, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and all requests, rules, guidelines or directives promulgated thereunder shall be deemed to be a law that becomes effective after the Closing Date, regardless of the date enacted or adopted.

(d)	Basel III Framework. For greater certainty, notwithstanding anything herein to the contrary, all laws, regulations, rules, directives and guidelines attributable to the implementation or application of the Basel III Framework shall be deemed to be a law that becomes effective after the Closing Date, regardless of the date enacted or adopted. In this Agreement, “Basel III Framework” means the global regulatory standards on bank capital adequacy and liquidity referred to by the Basel Committee on Banking Supervision (“BCBS”) as “Basel III” or the “Basel III Framework” published in December 2010, together with any further guidance or standards in relation to “Basel III” or the “Basel III Framework” published or to be published by the BCBS.

(e)	Borrower Rights. If any Lender demands payment with respect to amounts owed under Section 2.16(a) or (b), the Borrower shall have the right, if no Default or Event of Default has occurred and is then continuing, within ninety (90) days after receipt of such demand, to remove such Lender (the “Affected Person”) and to designate another lender (the “Replacement Person”) reasonably acceptable to the Administrative Agent to purchase the Affected Person’s outstanding Pro Rata Share of the Loans and to assume the Affected Person’s obligations under this Agreement; provided that increased costs incurred by such Lender prior to the date of its replacement shall have been paid as provided herein. The Affected Person agrees to sell to the Replacement Person its Pro Rata Share in the Loans (at par, with accrued interest through the date of purchase, in immediately available funds) and to delegate to the Replacement Person its obligations to the Borrower under this Agreement. Upon such sale and delegation by the Affected Person and the purchase and assumption by the Replacement Person, and compliance with the provisions of Section 10.6 hereof, the Affected Person shall cease to be a Lender hereunder and the Replacement Person shall become a Lender under this Agreement. Each Affected Person shall continue to be entitled to receive from the Borrower its share of interest, fees, costs and other sums which have not been assigned by the Affected Person to the Replacement Person.

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2.17.	Taxes; Withholding, etc.

(a)	Payments to Be Free and Clear. All sums payable by each Credit Party hereunder and under the other Credit Documents shall (except to the extent required by applicable law) be paid free and clear of, and without any deduction or withholding on account of, any Tax (other than a Tax on the overall net income of any Lender) imposed, levied, collected, withheld or assessed by or within Canada or any political subdivision in or of Canada or any other jurisdiction from or to which a payment is made by or on behalf of any Credit Party or by any federation or organization of which Canada or any such jurisdiction is a member at the time of payment.

(b)	Withholding of Taxes. If the Borrower or any other Person is required by law to make any deduction or withholding on account of any such Tax from any sum paid or payable by any Credit Party in respect of interest paid or payable by any Credit Party to the Administrative Agent or any Lender under any of the Credit Documents: (i) such Credit Party shall notify the Administrative Agent as soon as practicable of any such requirement or any change in any such requirement as soon as such Credit Party becomes aware of it; (ii) such Credit Party shall pay any such Tax before the date on which penalties attach thereto, such payment to be made (if the liability to pay is imposed on any Person) for its own account or (if that liability is imposed on the Administrative Agent or such Lender, as the case may be) on behalf of and in the name of the Administrative Agent or such Lender; (iii) the sum payable by such Credit Party in respect of which the relevant deduction, withholding or payment is required shall be increased to the extent necessary to ensure that, after the making of that deduction, withholding or payment, the Administrative Agent or such Lender, as the case may be, receives on the due date a net sum equal to what it would have received had no such deduction, withholding or payment been required or made; and (iv) within thirty (30) days (or as soon as practicable thereafter) after paying any sum from which it is required by law to make any deduction or withholding, and within thirty (30) days (or as soon as practicable thereafter) after the due date of payment of any Tax which it is required by clause (ii) above to pay, such Credit Party shall use commercially reasonable efforts to deliver to the Administrative Agent evidence satisfactory to the other affected parties of such deduction, withholding or payment and of the remittance thereof to the relevant taxing or other authority.

(c)	Payment of Taxes. The Borrower agrees to pay any Tax (other than a Tax on the overall net income of any Agent, Lender or other Secured Party) that arise from any payment made under any of the Credit Documents or from the execution, sale, transfer, delivery or registration of, or otherwise with respect to, any of the Credit Documents. The Borrower hereby indemnifies each Agent, Lender and other Secured Party for the full amount of any Tax (other than Taxes on the overall net income of such Agent, Lender or Secured Party) paid by such Agent, Lender or other Secured Party and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Tax was correctly or legally asserted.

(d)	Notice; Mitigation. In the event the Borrower has actual knowledge that it is required to, or there arises, in the Borrower’s reasonable opinion, a substantial likelihood that the Borrower will be required to, pay an increased amount or otherwise indemnify such Lender for or on account of any Taxes pursuant to Section 2.17(b), the Borrower shall promptly notify such Lender of the nature of such Taxes and shall furnish such information to such Lender as it may reasonably request. In the event the Borrower provides the notice described in the previous sentence, such Lender shall consult with the Borrower in good faith to determine what action may be required to avoid or reduce such Taxes and shall use reasonable efforts to avoid or reduce such Taxes, provided that no action shall be required to be taken that would be disadvantageous to such Lender and would result in significantly increased cost to such Lender.

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(e)	Confirmation of Tax Status. If requested by the Borrower, each Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent executed originals of any form prescribed by applicable law as a basis for claiming exemption from or a reduction in Canadian federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made.

SECTION 3. CONDITIONS PRECEDENT

3.1.	Closing Date Conditions Precedent.

The occurrence of the Closing Date is subject to the satisfaction, or waiver in accordance with Section 10.5, of the following conditions on or before the Closing Date:

(a)	Credit Documents. The Administrative Agent shall have received copies of each Credit Document (other than applicable Account Control Agreements (with trigger) and applicable Account Control Agreements (without trigger)) originally executed and delivered by each party thereto.

(b)	Organizational Documents; Incumbency. The Administrative Agent shall have received copies of, to the extent applicable, (i) each Organizational Document of each Credit Party, certified as of the Closing Date by its secretary or an assistant secretary as being in full force and effect without modification or amendment and, to the extent applicable, certified as of a recent date by the appropriate Governmental Authority, each dated the Closing Date or a recent date prior thereto; (ii) signature and incumbency certificates of the officers of each Credit Party; (iii) resolutions of board of directors, board of managers or similar governing body of each Credit Party approving and authorizing the execution, delivery and performance of this Agreement and the other Credit Documents, certified as of the Closing Date by its secretary or an assistant secretary as being in full force and effect without modification or amendment; (iv) a good standing certificate from the applicable Governmental Authority of the jurisdiction of incorporation, organization or formation of each Credit Party dated a recent date prior to the Closing Date; and (v) such other documents as the Administrative Agent may reasonably request.

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(c)	Related Agreements. The Administrative Agent shall have received a fully executed or conformed copy of each Related Agreement and any documents executed in connection therewith (other than the Backup Servicing Agreement if not existing). Each of the Related Agreements (other than the Backup Servicing Agreement if not existing) shall be in full force and effect, shall include terms and provisions acceptable to the Administrative Agent and no provision thereof shall have been modified or waived in any respect determined by the Administrative Agent to be material, in each case without the consent of the Administrative Agent.

(d)	Governmental Authorizations and Consents. The Borrower shall each have obtained all Governmental Authorizations and all consents of other Persons, in each case that are necessary or advisable in connection with the transactions contemplated by the Credit Documents and each of the foregoing shall be in full force and effect and in form and substance reasonably satisfactory to the Administrative Agent. All applicable waiting periods shall have expired without any action being taken or threatened by any competent authority which would restrain, prevent or otherwise impose adverse conditions on the transactions contemplated by the Credit Documents or the financing thereof and no action, request for stay, petition for review or rehearing, reconsideration, or appeal with respect to any of the foregoing shall be pending, and the time for any applicable agency to take action to set aside its consent on its own motion shall have expired.

(e)	Existing Indebtedness. On the Closing Date, the Credit Parties shall have (i) repaid in full all Existing Indebtedness, (ii) terminated any commitments to lend or make other extensions of credit thereunder, and (iii) delivered to Administrative Agent all documents or instruments necessary to release all Liens securing Existing Indebtedness or other obligations of the Credit Parties thereunder being repaid on the Closing Date.

(f)	Collateral. In order to create in favor of the Collateral Agent, for the benefit of Secured Parties, a valid, perfected first priority Lien in the Collateral, the Collateral Agent shall have received:

(i)	evidence satisfactory to the Administrative Agent of the compliance by the Credit Parties of their obligations under the Collateral Documents (including, without limitation, their obligations to authorize or execute, as the case may be, and deliver PPSA financing statements (or equivalent filings));

(ii)	(A) the results of a recent search of all effective PPSA financing statements (or equivalent filings) made with respect to any personal property of each Credit Party in each jurisdiction where the Collateral Agent, acting reasonably, considers it to be necessary or desirable that such searches be conducted, together with copies of all such filings disclosed by such search, and (B) PPSA termination or financing change statements (or similar documents) shall have been duly filed by all applicable Persons in all applicable jurisdictions as may be necessary to terminate any effective PPSA financing statements (or equivalent filings) disclosed in any search with respect to the Collateral other than Permitted Liens;

(iii)	evidence that each Credit Party shall have taken or caused to be taken any other action, executed and delivered or caused to be executed and delivered any other agreement, document and instrument and made or caused to be made any other filing and recording (other than as set forth herein) reasonably required by the Collateral Agent or the Administrative Agent; and

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(iv)	opinions of counsel (which counsel shall be reasonably satisfactory to the Collateral Agent) in each jurisdiction which governs the validity, attachment, perfection, effect of perfection or of non-perfection of such Collateral with respect to the creation, attachment, validity and perfection of the security interests in favour of the Collateral Agent in such Collateral and such other matters as the Collateral Agent may reasonably request, in each case in form and substance reasonably satisfactory to the Administrative Agent.

(g)	Originating Documentation. The Administrative Agent shall have received true copies of the Originating Documentation for each Type of Receivable in effect as of the Closing Date and be satisfied that such Originating Documentation is in compliance with applicable consumer protection, debt collection, payday loan or collection agency laws or regulations.

(h)	Collection System. The Administrative Agent shall have received copies of each Account Control Agreement (with trigger) and each Account Control Agreement (without trigger) required by the Collection System, originally executed and delivered by each party thereto.

(i)	Insurance. The Administrative Agent shall have received the policies of insurance and related certificates required to be delivered to it pursuant to Section 5.9.

(j)	Opinions of Counsel. The Administrative Agent shall have received an originally executed copy of the favorable written opinion of Aird & Berlis LLP as to such matters as the Administrative Agent may reasonably request and otherwise in form and substance reasonably satisfactory to the Administrative Agent and its counsel.

(k)	Upfront Fee. The Borrower shall have paid to the Administrative Agent the Upfront Fee.

(l)	No Litigation. There shall not exist any action, suit, investigation, litigation or proceeding or other legal or regulatory developments, pending or, to any Credit Party’s knowledge, threatened in any court or before any arbitrator or Governmental Authority that, in the reasonable opinion of the Administrative Agent, singly or in the aggregate, materially impairs the transactions contemplated by the Credit Documents, or that could reasonably be expected to have a Material Adverse Effect, except has been previously disclosed in writing to the Administrative Agent.

(m)	No New Information. The Administrative Agent shall not have become aware of any new information or other matters not previously disclosed to the Administrative Agent relating to any Credit Party, the Receivables, any Servicer, or the transactions contemplated herein which the Administrative Agent, in its reasonable judgment, deems inconsistent in a material and adverse manner with the information or other matters previously disclosed to the Administrative Agent relating to such Persons or transactions.

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(n)	Diligence.

(i)	The Administrative Agent shall have completed its diligence, including but not limited to, legal diligence and due diligence on each Credit Party and the Receivables and the results of such diligence are satisfactory to the Administrative Agent;

(ii)	The Administrative Agent shall be satisfied with the results of background investigations, if any, performed on principals and employees of each Credit Party; and

(iii)	The Administrative Agent shall be satisfied with each Credit Party’s cash management systems and each Servicer’s procedures and systems.

(o)	Representations and Warranties. As of the Closing Date, the representations and warranties made by each Credit Party contained herein or in any other Credit Document shall be true and correct in all respects.

(p)	Event of Default. As of the Closing Date, after giving effect to the Loans to be made on the Closing Date, no event shall have occurred and be continuing or would result from the consummation of the transactions contemplated herein that would constitute an Event of Default or a Default.

3.2.	Credit Date Conditions Precedent.

The obligation of the Lenders to make any Loan on any Credit Date, including the Closing Date, is subject to the satisfaction, or waiver in accordance with Section 10.5, of the following conditions on or before the related Credit Date:

(a)	Funding Notice. The Administrative Agent shall have received a duly executed Funding Notice.

(b)	Lenders’ Loan Commitment. After making the Loans requested on such Credit Date, the aggregate Obligations owing to any Lender shall not exceed such Lender’s Loan Commitment.

(c)	Outstanding Amount. After making the Loan requested on such Credit Date, the Outstanding Amount shall not exceed the Borrowing Base.

(d)	Representations and Warranties. As of such Credit Date, the representations and warranties made by each Credit Party contained herein or in any other Credit Document shall be true and correct in all respects.

(e)	No Default. As of such Credit Date, after giving effect to the Loans to be made on such Credit Date, no event shall have occurred and be continuing or would result from the consummation of the transactions contemplated herein that would constitute an Event of Default or a Default.

(f)	Other. Such other approvals, opinions or documents as the Administrative Agent may request.

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SECTION 4. REPRESENTATIONS AND WARRANTIES

In order to induce the Agents and the Lenders to enter into this Agreement and to make Loans to be made hereby, the Credit Parties represent and warrant, to each Agent and each Lender, on and as of each Certification Date, that the following statements are true and correct:

4.1.	Organization; Requisite Power and Authority; Qualification; Other Names.

Each corporate Credit Party (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, (b) has all requisite power and authority to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, to enter into and perform its obligations under each Credit Document, and (c) is qualified to do business and is in good standing in every jurisdiction wherever necessary to carry out its business.

4.2.	Capital Stock and Ownership.

The Borrower owns all of the outstanding and issued Capital Stock of the Originating Subsidiaries. There is no existing option, warrant, call, right, commitment or other agreement requiring, and there is no Capital Stock of any Credit Party outstanding which upon conversion or exchange would require, the issuance by any Credit Party of Capital Stock of any Credit Party of other Securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase, Capital Stock of any Credit Party.

4.3.	Due Authorization.

The execution, delivery and performance of the Credit Documents to which each Credit Party is a party have been duly authorized by all necessary action on the part of such Credit Party.

4.4.	No Conflict.

The execution, delivery and performance by each Credit Party of the Credit Documents to which it is a party and the consummation of the transactions contemplated by the Credit Documents do not and will not (a) (i) violate any provision of any law or any governmental rule or regulation applicable to such Credit Party, (ii) violate any of the Organizational Documents, if applicable, of such Credit Party, or (iii) violate any order, judgment or decree of any Governmental Authority binding on such Credit Party; (b) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any Contractual Obligation of such Credit Party; (c) result in or require the creation or imposition of any Lien upon any of the properties or assets of such Credit Party (other than any Liens created under any of the Credit Documents in favor of the Collateral Agent, on behalf of the Secured Parties); or (d) require any approval of stockholders, members or partners or any approval or consent of any Person under any Contractual Obligation of such Credit Party, except for such approvals or consents which will be obtained on or before the Closing Date and disclosed in writing to the Administrative Agent.

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4.5.	Governmental Consents.

The execution, delivery and performance by each Credit Party of the Credit Documents to which it is a party and the consummation of the transactions contemplated by the Credit Documents do not and will not require any registration with, consent or approval of, or notice to, or other action to, with or by, any Governmental Authority, except for filings and recordings with respect to the Collateral to be made, or otherwise delivered to the Collateral Agent for filing and/or recordation, as of the Closing Date.

4.6.	Binding Obligation.

Each Credit Document and Related Agreement to which any Credit Party is a party has been duly executed and delivered by such Credit Party and is the legally valid and binding obligation of such Credit Party and is in full force and effect, enforceable against such Credit Party in accordance with its respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability.

4.7.	Receivables

(a)	Eligibility. Each Receivable is a bona fide existing payment obligation of an Obligor, owed to the applicable Originating Subsidiary without defences, disputes, offsets, counterclaims, or rights of return or cancellation. Each Receivable intended by the Borrower to be included as an Eligible Receivable satisfies the Eligibility Criteria.

(b)	Proceeds. No Obligor of a Zip Advance 14 is required, pursuant to the terms thereof or otherwise, to repay such Zip Advance 14 with the proceeds of any other Receivable.

4.8.	Adverse Proceedings, etc.

There are no Adverse Proceedings pending, individually or in the aggregate, related to any Credit Party or related to the Receivables, that in each case could reasonably be expected to have a Material Adverse Effect. No Credit Party is (a) in violation of any applicable laws that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, or (b) subject to or in default with respect to any final judgments, writs, injunctions, decrees, rules or regulations of any court or any Governmental Authority that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

4.9.	Payment of Taxes.

Except as otherwise permitted under Section 5.3, all tax returns and reports of each Credit Party required to be filed have been timely filed, and all Taxes shown on such tax returns to be due and payable and all assessments, fees and other governmental charges upon any Credit Party and upon its properties, assets, income, businesses and franchises which are due and payable have been paid when due and payable. No Credit Party knows of any proposed Tax assessment against it which is not being actively contested by it in good faith and by appropriate proceedings; provided, such reserves or other appropriate provisions, if any, as shall be required in conformity with GAAP shall have been made or provided therefor.

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4.10.	Title to Assets.

Each of the Originating Subsidiaries has good and valid title to the Receivables purported to be owned by it, free and clear of Liens other than Permitted Liens.

4.11.	No Indebtedness.

No Credit Party has any Indebtedness, other than Indebtedness incurred under (or contemplated by) the Credit Documents or otherwise permitted hereunder.

4.12.	No Defaults.

No Credit Party is in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any of its Contractual Obligations, and to the knowledge of each Credit Party no condition exists which, with the giving of notice or the lapse of time or both, could constitute such a default, except where, (a) such defaults have been waived, or (b) individually or in the aggregate, the consequences, direct or indirect, of such default or defaults, if any, could not reasonably be expected to have a Material Adverse Effect.

4.13.	Governmental Regulation.

No Credit Party is subject to regulation under the Investment Company Act of 1940 or under any other federal or state statute or regulation which may limit its ability to incur Indebtedness or which may otherwise render all or any portion of the Obligations unenforceable. No Credit Party is a “registered investment company” or a company “controlled” by a “registered investment company” or a “principal underwriter” of a “registered investment company” as such terms are defined in the Investment Company Act of 1940.

4.14.	Margin Stock.

No Credit Party is engaged in the business of extending credit for the purpose of purchasing or carrying any Margin Stock. No part of the proceeds of the Loans made to the Borrower will be used directly or indirectly to purchase or carry any such Margin Stock, for the purpose of reducing or retiring any Indebtedness which was originally incurred to purchase or carry Margin Stock, to extend credit to others for the purpose of purchasing or carrying any such Margin Stock or for any purpose that violates, or is inconsistent with, the provisions of Regulation T, U or X of the Board of Governors of the Federal Reserve System.

4.15.	Certain Fees.

No broker’s or finder’s fee or commission will be payable by the Borrower with respect hereto or any of the transactions contemplated hereby.

4.16.	Solvency and Fraudulent Conveyance.

Each Credit Party is Solvent, both before and after giving effect to the consummation of the transactions contemplated by the Credit Documents and, if applicable, the making of the applicable Loan. No Credit Party is granting a security interest in any Collateral with any intent to hinder, delay or defraud any of its creditors. No Credit Party shall use the proceeds from the transactions contemplated by this Agreement to give preference to any class of creditors.

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4.17.	Credit Documents; Related Agreements.

(a)	Delivery. The Borrower has delivered, or caused to be delivered, to the Administrative Agent complete and correct copies of each Credit Document and each Related Agreement (other than the Backup Servicing Agreement if not existing) and, in each case, of all exhibits and schedules thereto as of the date hereof.

(b)	Representations and Warranties. Except to the extent otherwise expressly set forth herein or in the schedules hereto, and subject to the qualifications set forth therein, each of the representations and warranties given by each of the Credit Parties in any Credit Document is true and correct in all material respects. Notwithstanding anything in the Credit Document to the contrary, the representations and warranties the Credit Parties set forth in any Credit Document shall, solely for purposes hereof, survive the Closing Date and each Credit Date for the benefit of the Secured Parties.

(c)	Governmental Approvals. All Governmental Authorizations and all other authorizations, approvals and consents of any other Person required by the Credit Documents or to consummate the transactions contemplated therein have been obtained and are in full force and effect.

4.18.	Compliance with Statutes, etc.

Each Credit Party is in compliance with all applicable statutes, regulations and orders of, and all applicable restrictions imposed by, all Governmental Authorities, in respect of the conduct of its business and the ownership of its property, except such non compliance that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

4.19.	No Material Adverse Effect.

There are no facts known (or which should upon the reasonable exercise of diligence be known) to the Borrower or its Affiliates (other than matters of a general economic nature) that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect and that have not been disclosed herein.

4.20.	Money Control Acts.

To the extent applicable, each Credit Party is in compliance, in all material respects, with the (a) Trading with the Enemy Act, and each of the foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V) and any other enabling legislation or executive order relating thereto, (b) Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act of 2001) (the “Patriot Act”), (c) the Proceeds of Crime (money laundering) and Terrorist Financing Act (Canada), (d) the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism (Canada), and (e) United Nations Al-Qaida and Taliban Regulations (Canada) and any other applicable terrorism and money laundering laws. No part of the proceeds of any Loan will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada), or any other applicable anti-bribery or anti-corruption laws.

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4.21.	Pension Matters.

No Credit Party has ever sponsored, administered, participated in or contributed to Canadian Defined Benefit Plan or a Canadian Multi-Employer Plan.

4.22.	Disclosure.

The representations and warranties of the Credit Parties contained in any Credit Document or in any other documents, certificates or written statements furnished to any Agent of Lender by or on behalf of any Credit Party for use in connection with the transactions contemplated hereby, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances in which the same were made. Any projections and pro forma financial information contained in such materials are based upon good faith estimates and assumptions by the preparer thereof believed to be reasonable at the time made, it being recognized by the Lenders that such projections as to future events are not to be viewed as facts and that actual results during the period or periods covered by any such projections may differ from the projected results.

SECTION 5. AFFIRMATIVE COVENANTS

The Credit Parties covenant and agree that until payment in full of all of the Obligations (other than contingent indemnification obligations in respect of which no claim has been asserted), the Credit Parties shall perform all covenants in this Section 5.

5.1.	Deliverables.

Unless otherwise provided below, the Borrower shall deliver, or cause to be delivered, to the Administrative Agent:

(a)	Notice of Default. Promptly upon any Authorized Officer of any Credit Party obtaining knowledge of (i) any condition or event that constitutes a Default or an Event of Default; (ii) that any Person has given any notice to such Credit Party or taken any other action with respect to any event or condition set forth in Section 5.01 of the Servicing Agreement; or (iii) of the occurrence of any event or change that has caused or evidences, either individually or in the aggregate, a Material Adverse Effect, a certificate of an Authorized Officer of such Credit Party specifying the nature and period of existence of such condition, event or change, or specifying the notice given and action taken by any such Person and the nature of such claimed Event of Default, Default, default, event or condition, and what action the Borrower has taken, is taking and proposes to take with respect thereto;

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(b)	Notice of Litigation. Promptly upon any Authorized Officer of a Credit Party obtaining knowledge of (i) the institution of, or non-frivolous threat of, any Adverse Proceeding not previously disclosed in writing by a Credit Party to the Lenders, or (ii) any material development in any Adverse Proceeding that, in the case of either clause (i) or (ii) if adversely determined, is reasonably likely to result in a judgment in an amount in excess of $250,000, or seeks to enjoin or otherwise prevent the consummation of, or to recover any damages or obtain relief as a result of, the transactions contemplated hereby, written notice thereof together with such other information as may be reasonably available to the Credit Parties to enable the Lenders and its counsel to evaluate such matters;

(c)	Breach of Representations and Warranties. Promptly upon any Authorized Officer of a Credit Party obtaining knowledge of a material breach with respect to any representation or warranty made or deemed made by any Credit Party in any Credit Document or in any certificate at any time given by any Credit Party in writing pursuant hereto or thereto or in connection herewith or therewith, a certificate of its Authorized Officers specifying the nature and period of existence of such breach and what action such Credit Party has taken, is taking and proposes to take with respect thereto;

(d)	Information Regarding Collateral. Each Credit Party will furnish to the Collateral Agent prior written notice of any change (i) in its name, or (ii) in its identity, corporate structure or jurisdiction of organization. Each Credit Party agrees not to effect or permit any change referred to in the preceding sentence unless all filings have been made under the PPSA or otherwise that are required in order for the Collateral Agent to continue at all times following such change to have a valid, legal and perfected security interest in all the Collateral. The Credit Parties shall promptly notify the Collateral Agent if any material portion of the Collateral is damaged or destroyed.

(e)	Period Report. The Borrower shall cause the Servicer to deliver to the Administrative Agent the Period Report on or prior to the related Reporting Date as required pursuant to the Servicing Agreement.

(f)	Tax Returns. As soon as practicable and in any event within fifteen (15) days following the filing thereof, each Credit Party shall provide to the Administrative Agent copies of any federal income tax return filed by or on its behalf.

(g)	Financial Statements.

(i)	As soon as available and no later than one hundred and twenty (120) days after the end of each Fiscal Year, the Borrower shall deliver to the Administrative Agent one (1) copy of: (A) the consolidated and consolidating audited balance sheet of the Borrower as of the end of the Fiscal Year, setting forth in comparative form the figures for the previous Fiscal Year and accompanied by an opinion of the Independent Accountants stating that such balance sheet presents fairly the financial condition of the Person being reported upon and has been prepared in accordance with GAAP consistently applied (except for changes in application in which such accountants concur); and (B) audited consolidated and consolidating statement of income of the Borrower for such Fiscal Year; in each case setting forth in comparative form the figures for the previous Fiscal Year and accompanied by an opinion of the Independent Accountants stating that such financial statements present fairly the financial condition of the Person being reported upon and have been prepared in accordance with GAAP consistently applied (except for changes in application in which such accountants concur).

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(ii)	As soon as available and no later than forty-five (45) days after the end of each Fiscal Quarter in each Fiscal Year, the Borrower shall deliver, or cause to be delivered, to the Administrative Agent one (1) copy of: (A) the internally prepared consolidated and consolidating balance sheet of the Borrower as of the end of such Fiscal Quarter, which balance sheet shall be prepared and presented in accordance with, and provide all necessary disclosure required by, GAAP (other than note disclosure) and shall be accompanied by a certificate signed by the financial vice president, treasurer, chief financial officer, chief investment officer or controller of the Borrower stating that such balance sheet presents fairly the financial condition of the Borrower and its Subsidiaries and has been prepared in accordance with GAAP (other than note disclosure) consistently applied; (B) the internally prepared consolidated and consolidating statement of income of the Borrower for such Fiscal Quarter, which statements shall be prepared and presented in accordance with, and provide all necessary disclosure required by, GAAP (other than note disclosure) and shall be accompanied by a certificate signed by the financial vice president, treasurer, chief financial officer, chief investment officer or controller of the Borrower stating that such financial statements present fairly the financial condition and results of operations of the Borrower and its Subsidiaries and have been prepared in accordance with GAAP (other than note disclosure) consistently applied, and (C) an internally prepared statements of Tangible Net Worth and of Consolidated Debt to Tangible Net Worth of the Borrower for such Fiscal Quarter, which statements shall be accompanied by a certificate signed by the financial vice president, treasurer, chief financial officer, chief investment officer or controller of the Borrower certifying the accuracy of such statements.

(iii)	As soon as available and no later than thirty (30) days after the end of each fiscal month in each Fiscal Year, the Borrower, shall deliver, or cause to be delivered, to the Administrative Agent one (1) copy of: (A) the internally prepared consolidated and consolidating prepared balance sheet of the Borrower as of the end of such fiscal month, which balance sheet shall be prepared and presented in accordance with, and provide all necessary disclosure required by, GAAP (other than note disclosure) and shall be accompanied by a certificate signed by the financial vice president, treasurer, chief financial officer, chief investment officer or controller of the Borrower stating that such balance sheet presents fairly the financial condition of the Borrower and its Subsidiaries and has been prepared in accordance with GAAP (other than note disclosure) consistently applied; (B) the internally prepared consolidated and consolidating prepared statement of income of the Borrower for such fiscal month, which statements shall be prepared and presented in accordance with, and provide all necessary disclosure required by, GAAP (other than note disclosure) and shall be accompanied by a certificate signed by the financial vice president, treasurer, chief financial officer, chief investment officer or controller of the Borrower stating that such financial statements present fairly the financial condition and results of operations of the Borrower and its Subsidiaries and have been prepared in accordance with GAAP (other than note disclosure) consistently applied; and (C) the internally prepared statements demonstrating compliance with each of the covenants set forth in Section 6.13, which statements shall be accompanied by a certificate signed by the financial vice president, treasurer, chief financial officer, chief investment officer or controller of the Borrower certifying the truth and accuracy of such statements.

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(iv)	For greater certainty, any consolidated and consolidating financial statements to be provided by the Borrower pursuant to this Section 5.1(g) shall include consolidating details of each of the Originating Subsidiaries.

5.2.	Existence.

Each Credit Party shall at all times preserve and keep in full force and effect its existence and all rights and franchises, licenses and permits material to its business.

5.3.	Payment of Taxes and Claims.

Each Credit Party shall pay all Taxes imposed upon it or any of its properties or assets or in respect of any of its income, businesses or franchises before any penalty or fine accrues thereon, and all claims (including claims for labour, services, materials and supplies) for sums that have become due and payable and that by law have or may become a Lien upon any of its properties or assets, prior to the time when any penalty or fine shall be incurred with respect thereto; provided, no such Tax or claim need be paid if it is being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, so long as (a) adequate reserve or other appropriate provision, as shall be required in conformity with GAAP shall have been made therefor, and (b) in the case of a Tax or claim which has or may become a Lien against any of the Collateral, such contested proceedings conclusively operate to stay the sale of any portion of the Collateral to satisfy such Tax or claim.

5.4.	Audits of Receivables.

The Credit Parties shall, at any time and as frequently as may be reasonably requested by the Administrative Agent, at the Borrower’s expense, permit the Administrative Agent, or its agents or professional advisors, at reasonable times during business hours and upon reasonable notice to the Borrower, as applicable, to visit any premises and property of the Credit Parties and/or to audit the Receivables, whether in person or by requests for information, and to inspect, audit, copy, run comparative analysis on, and take extracts from its and their financial and accounting records, and to discuss its and their affairs, financings and accounts with any Person, including, without limitation, employees of the Borrower and independent public accountants. The Borrower agrees to pay the reasonable out-of-pocket expenses incurred by the Administrative Agent in connection with its field examinations and audits and the preparation of reports thereof performed or prepared.

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5.5.	Compliance with Laws.

Each Credit Party shall comply with the requirements of (i) all applicable laws, rules, regulations and orders of any Governmental Authority, and (ii) all of its Contractual Obligations, in either case, the noncompliance with which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.6.	Further Assurances.

At any time or from time to time upon the request of the Administrative Agent, each Credit Party will, at its expense, promptly execute, acknowledge and deliver such further documents and do such other acts and things as the Administrative Agent or the Collateral Agent may reasonably request in order to effect fully the purposes of the Credit Documents, including providing the Lenders with any information reasonably requested pursuant to Section 10.24.

5.7.	Cash Management Systems.

The Credit Parties shall establish and maintain cash management systems as set forth below from and after the Closing Date.

(a)	Collection System.

(i)	All Collections shall be received into and deposited to a Collection Account that is subject to an Account Control Agreement (without trigger) unless the Administrative Agent approves any Collections to be received into and deposited to a Collection Account that is subject to an Account Control Agreement (with trigger). All amounts on deposit in each Collection Account that is subject to an Account Control Agreement (without trigger) shall be swept daily at the close of business to the Loan Account by the Collection Account Bank. Each Credit Party shall transfer all amounts on deposit in each Collection Account that is subject to an Account Control Agreement (with trigger) to the Loan Account at the close of business on each day.

(ii)	No Credit Party shall establish any new lockbox or collection arrangement without consent of the Administrative Agent and prior to establishing any such new lockbox or collection arrangement, the Borrower shall cause each bank or financial institution with which it seeks to establish such a lockbox or collection arrangement to enter into an Account Control Agreement (without trigger) or an Account Control Agreement (with trigger), as determined by the Administrative Agent with respect thereto.

(iii)	Without the prior written consent of the Administrative Agent, no Credit Party shall (A) change the general instructions given to the Servicer in respect of payments on account of Receivables to be deposited in the Collection System or (B) change any instructions given to any bank or financial institution which in any manner redirects the proceeds of any collections in the Collection System.

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(iv)	The Credit Parties acknowledge and agree that all Collections paid or deposited to the Collection System in respect of any Receivable are the sole property of the Borrower and that the Originating Subsidiaries have no right, title or interest to such Collections, subject to the Lien in favour of the Collateral Agent for the benefit of the Secured Parties. For greater certainty, all Collections paid or deposited to a Collection Account in the name of an Originating Subsidiary shall be held in trust for the Borrower, subject to the Lien in favour of the Collateral Agent for the benefit of the Secured Parties. The Credit Parties further acknowledge and agree that all Collections paid or deposited to the Collection System in respect of any Receivable (A) shall constitute a repayment by the Originating Subsidiary to which such Receivable was owed on account of Originating Subsidiary Loans owed by such Originating Subsidiary to the Borrower, (B) the funds on deposit in the Collection Accounts and the Loan Account shall continue to be collateral security for the Obligations secured thereby, and (C) upon the occurrence and during the continuance of an Event of Default, the funds on deposit in the Collection System shall be applied as provided in Section 2.12.

(v)	Each Credit Party shall ensure that the Administrative Agent shall at all times have online monitoring access to the Loan Account and each Collection Account.

(b)	Payment Collection. Effective as of the Closing Date, the Credit Parties shall have directed, and will at all times thereafter direct, the Servicer to (i) direct each of the Obligors to forward all payments on account of Receivables directly to the related Collection Account and (ii) upon receipt (except as set forth in the proviso to this Section 5.7(b)) to deposit all payments received by it on account of Receivables, whether in the form of cash, cheques, notes, drafts, bills of exchange, money orders or otherwise, in the Collection System in precisely the form in which they are received (but with any endorsements of the applicable Credit Party necessary for deposit or collection), and until they are so deposited to hold such payments in trust for and as the property of the Borrower, subject to the Lien of the Collateral Agent for the benefit of the Secured Parties; provided, however, that with respect to any payment received that does not contain sufficient identification of the account number to which such payment relates or cannot be processed due to an act beyond the control of the Servicer, such deposit shall be made no later than the second Business Day following the date on which such account number is identified or such payment can be processed, as applicable.

5.8.	Due Diligence; Access to Certain Documentation.

(a)	The Administrative Agent (and their respective agents or professional advisors) shall have the right under this Agreement, from time to time, at their discretion and upon reasonable prior notice to the relevant party, to examine and audit, during business hours or at such other times as might be reasonable under applicable circumstances, any and all of the books, records, financial statements, credit and collection policies, legal and regulatory compliance, operating and reporting procedures and information systems, their respective directors, officers and employees, or other information and information systems (including without limitation customer service and/or whistleblower hotlines) of the Credit Parties, or held by another for the Credit Parties or on its behalf, concerning or otherwise affecting the Receivables or this Agreement. The Administrative Agent (and their respective agents and professional advisors) shall treat as confidential any information obtained during the aforementioned examinations which is not already publicly known or available; provided, however, that the Administrative Agent (and its agents or professional advisors) may disclose such information if required to do so by law or by any regulatory authority.

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(b)	Upon notice and during regular business hours, the Credit Parties agree to promptly provide the Administrative Agent (and its respective agents or professional advisors) with access to, copies of and extracts from any and all documents, records, agreements, instruments or information (including, without limitation, any of the foregoing in computer data banks and computer software systems) the Administrative Agent (and its respective agents or professional advisors) may reasonably require in order to conduct periodic due diligence relating to the Credit Parties in connection with the Receivables and this Agreement, including then current copies of Originating Documentation for each Type of Receivable.

(c)	The Borrower will make available to the Administrative Agent (and its respective agents or professional advisors) knowledgeable financial, accounting, legal and compliance officers for the purpose of answering questions with respect to the Credit Parties and the Receivables and to assist in the Administrative Agent’s diligence. In addition, the Borrower shall provide, or shall cause the Servicer to provide, the Administrative Agent with remote access to any Contracts and any related documents. The Credit Parties agree that the Administrative Agent will have the right to confirm any information relating to the Receivables directly with the applicable Obligors.

(d)	Without limiting the generality of the foregoing, the Credit Parties acknowledges that the Lenders shall make the Loans to the Borrower based solely upon the information provided by the Credit Parties to the Administrative Agent and the representations, warranties and covenants contained herein, and that the Administrative Agent has the right at any time and from time to time to conduct a partial or complete due diligence review on some or all of the Receivables, including, without limitation, re-generating the information used to originate such Receivables.

(e)	All reasonable costs and expenses incurred by the Administrative Agent (and its agents or professional advisors) in connection with the due diligence and other matters outlined in this Section 5.8 shall be reimbursed to the Administrative Agent by the Borrower.

5.9.	Insurance.

The Borrower shall cause the Servicer to obtain an “errors and omissions” insurance policy and an employee fidelity insurance policy, in each case, (i) in an amount not less than $1,000,000, (ii) in a form reasonably acceptable to the Administrative Agent, (iii) with an insurance company reasonably acceptable to the Administrative Agent, and (iv) naming the Administrative Agent, for the benefit of the Secured Parties, as beneficiary and loss payee. The Borrower shall ensure that such insurance policy remains in full force and effect and that claims under any such policy on behalf of the Administrative Agent and the Lenders are prepared and presented in a timely fashion in accordance with the terms of such policy, and upon the filing of any claim on any such insurance policy, the Administrative Agent shall be promptly notified of such claim and the Borrower shall ensure that the proceeds of any such claim are deposited into the Loan Account. The Borrower shall deliver copies of such insurance policies to the Administrative Agent together with a certification from the applicable insurance company that such policy is in force on such date. The Borrower shall deliver proof of maintenance of such insurance policies and payment of premiums on or prior to the Closing Date and on each succeeding twelve month anniversary thereafter (or if such day is not a Business Day, the next succeeding Business Day).

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5.10.	Servicing of Receivables.

The Credit Parties shall ensure that the Receivables are at all times serviced and administered in accordance with the Servicing Standard by the Servicer pursuant to the Servicing Agreement. The Credit Parties shall enter into the Backup Servicing Agreement forthwith upon request of the Administrative Agent.

5.11.	Additional Originating Subsidiaries.

In the event that the Administrative Agent approves of any Person becoming an Originating Subsidiary, the Borrower shall, prior to and as a condition of such Person becoming an Originating Subsidiary (a) cause such Person to become a Guarantor hereunder, a Grantor (pursuant to and as defined in the Pledge and Security Agreement) and a “Subsidiary” (pursuant to and as defined in the Subordinated Intercreditor Agreement (Mogo)) by executing and delivering to the Administrative Agent and the Collateral Agent counterpart or joinder agreements thereto, in each case, in form and substance satisfactory to the Administrative Agent and the Collateral Agent, and (b) take all such actions and execute and deliver, or cause to be executed and delivered, all such documents, instruments, agreements, and certificates requested by the Administrative Agent or the Collateral Agent, including those which are similar to those described in Sections 3.1(b), 3.1(c), 3.1(d), 3.1(g), 3.1(g) 3.1(i), 3.1(i) and 3.1(j).

SECTION 6. NEGATIVE COVENANTS

The Credit Parties covenant and agree that until payment in full of all of the Obligations (other than contingent indemnification obligations in respect of which no claim has been asserted), the Credit Parties shall perform all covenants in this Section 6.

6.1.	Indebtedness.

(a)	The Borrower shall not directly or indirectly, create, incur, assume or guarantee, or otherwise become or remain directly or indirectly liable with respect to any Indebtedness except for (i) the Obligations, (ii) PMSI Indebtedness, (iii) Permitted Subordinated Indebtedness and (iv) Permitted LOC Indebtedness.

(b)	The Originating Subsidiaries shall not directly or indirectly, create, incur, assume or guarantee, or otherwise become or remain directly or indirectly liable with respect to any Indebtedness except for (i) PMSI Indebtedness, (ii) the Originating Subsidiary Loans, and (iii) Permitted Subordinated Indebtedness.

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6.2.	Liens.

No Credit Party shall, directly or indirectly, create, incur, assume or permit to exist any Lien on or with respect to any Collateral, or file or permit the filing of, or permit to remain in effect, any financing statement or other similar notice of any Lien with respect to any Collateral under the PPSA or under any similar filing, registration, recording or notice statute, except (i) Liens in favour of the Collateral Agent for the benefit of Secured Parties granted pursuant to any Credit Document, and (ii) Permitted Liens.

6.3.	Investments.

(a)	The Originating Subsidiaries shall not make or own any Investment except Investments in (i) Cash and Cash Equivalents, (ii) Eligible Receivables, (iii) Originating Subsidiary Funded Loans, and, (iv) in the case of any Approved Liquid Originating Subsidiary only, Approved Liquid Money Receivables.

(b)	The Borrower shall not make or own any Investment except Investments in (i) Cash and Cash Equivalents, (ii) Capital Stock of the Originating Subsidiaries, (iii) Originating Subsidiary Loans and (iv) Capital Stock of Unrestricted Subsidiaries.

6.4.	Fundamental Changes; Acquisitions; Disposition of Collateral

No Credit Party shall (i) enter into any transaction of merger, amalgamation or consolidation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or (ii) other than the sale of obsolete or worn out equipment, convey, sell, lease or sub lease (as lessor or sublessor), exchange, transfer or otherwise dispose of, in one transaction or a series of transactions, all or any part of its business, assets (including, but not limited to, the Originating Subsidiary Loans and the Receivables) or property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible, whether now owned or hereafter acquired, or (iii) acquire by purchase or otherwise the business, property or fixed assets of, or stock or other evidence of beneficial ownership of, any Person or any division or line of business or other business unit of any Person. No Credit Party shall convey, sell, exchange, transfer or otherwise dispose of, in one transaction or a series of transactions, all or any part of the Collateral, other than the sale of Liquid Money Receivables by Mogo Financial (i) to the Liquid Money Borrower pursuant to the Purchase Agreement (as defined in the Liquid Money Credit Agreement), or (ii) as otherwise expressly permitted pursuant to Section 3 (Right of First Refusal – Sale of Eligible Receivables) of the EROFR Agreement (as defined in the Liquid Money Credit Agreement).

6.5.	Restricted Junior Payments.

No Credit Party shall, through any manner or means or through any other Person, directly or indirectly, declare, order, pay, make or set apart, or agree to declare, order, pay, make or set apart, any sum for any Restricted Junior Payment.

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6.6.	Material Contracts, Organizational Documents, Originating Documentation.

No Credit Party shall (a) enter into any Material Contract with any Person; (b) agree to any material amendment, restatement, supplement or other modification to, or waiver of, any of its material rights under any Related Agreement; or (c) amend or permit any amendments to its Organizational Documents which could reasonably be expected to result in a Material Adverse Effect. No Credit Party shall amend the Originating Documentation relating to any Type of Receivable which could result in such Originating Documentation failing to be in compliance with applicable consumer protection, debt collection, payday loan and collection agency laws or regulations.

6.7.	Sales and Lease-Backs.

No Credit Party shall directly or indirectly become or remain liable as lessee or as a guarantor or other surety with respect to any lease of any property, whether now owned or hereafter acquired, which any Credit Party (a) has sold or transferred or is to sell or to transfer to any other Person, or (b) intends to use for substantially the same purpose as any other property which has been or is to be sold or transferred by any Credit Party to any Person in connection with such lease.

6.8.	Transactions with Shareholders and Affiliates.

No Credit Party shall directly or indirectly, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any holder of 5% or more of any class of Capital Stock of the Borrower or any Affiliate thereof other than the transactions contemplated by the Credit Documents.

6.9.	Fiscal Year.

No Credit Party shall change their Fiscal Year-end.

6.10.	Servicing Agreement and Backup Servicing Agreement.

No Credit Party shall terminate either the Servicing Agreement or the Backup Servicing Agreement.

6.11.	Changes in Servicing Policies.

No Credit Party shall make or permit any material changes or modifications to the Servicing Policies.

6.12.	Pension Matters.

No Credit Party shall (a) establish or commence contributing to or otherwise participate in any Canadian Defined Benefit Plan or Canadian Multi-Employer Plan, or (b) acquire an interest in any Person if such Person sponsors, administers, participates in, or has any liability in respect of, any Canadian Defined Pension Plan or any Canadian Multi-Employer Plan.

6.13.	Financial Covenants.

(a)	The Credit Parties shall not at any time have a Tangible Net Worth of less than the Required Minimum Tangible Net Worth.

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(b)	The Credit Parties shall not at any time have less than $1,000,000 in the aggregate of Investments in Cash and Cash Equivalents. For greater certainty, Cash or Cash Equivalents posted with any Person as security for any obligation shall not be considered an Investment for the purposes of this Section 6.13.

(c)	The Consolidated Debt to Tangible Net Worth of the Credit Parties shall not at any time be in excess of 5.0.

SECTION 7. EVENTS OF DEFAULT

7.1.	Events of Default. If any one or more of the following conditions or events shall occur:

(a)	Failure to Make Interest and Principal Payments When Due. The failure of a Credit Party to pay any Obligation when due and such failure shall not have been remedied for a period of three Business Days; or

(b)	Breach of Certain Covenants. Failure of a Credit Party to perform or comply with any covenant or other agreement contained in Section 5.2, Section 5.5, Section 5.7, Section 5.10, or Section 6; or

(c)	Breach of Representations, etc. Any representation, warranty, certification or other statement made or deemed made by any Credit Party in any Credit Document or in any statement or certificate at any time given by any Credit Party in writing pursuant thereto or in connection therewith shall be false in any material respect as of the date made or deemed made and shall not have been remedied or waived within ten (10) Business Days after the earlier of (i) an Authorized Officer of the applicable Credit Party becoming aware of such falsity, or (ii) receipt by the applicable Credit Party of written notice from the Administrative Agent or any Lender of such falsity; or

(d)	Other Defaults Under Credit Documents. Any Credit Party shall default in the performance of or compliance with any covenant or other term contained herein or any of the other Credit Documents, other than any such term referred to in any other provision of this Section 7.1, and such default shall not have been remedied or waived within ten (10) Business Days after the earlier of (i) an Authorized Officer of such Credit Party becoming aware of such default, or (ii) receipt by the Borrower of written notice from the Administrative Agent or any Lender of such default; or

(e)	Contractual Obligations. A Credit Party shall default under any Contractual Obligation, the result of which is that the counterparty thereto may accelerate an obligation thereunder or make a claim for damages with respect thereto in excess of $750,000, unless (i) same is being contested in good faith by the appropriate procedures and for which appropriate reserves are maintained or (ii) the Administrative Agent shall have received the advice of counsel that such allegation is frivolous or totally without merit; or

(f)	Consumer Protection Matters. Any applicable Governmental Authority issues an order against the Borrower, the Servicer or any Originating Subsidiary in respect of any non-compliance, or alleged non-compliance, by the Borrower, the Servicer or any Originating Subsidiary with any applicable consumer protection, debt collection, payday loan or collection agency law or regulation or any other law or regulation of similar purpose or that a Governmental Authorization required thereby has not been obtained or issued, the results of which could reasonably be expected to result in a Material Adverse Effect, as determined by the Administrative Agent; or

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(g)	Involuntary Bankruptcy; Appointment of Receiver, etc. (i) a court of competent jurisdiction shall enter a decree or order for relief (other than a decree or order described in clause (ii)) in respect of any Credit Party in an involuntary case or proceeding under any applicable Debtor Relief Law now or hereafter in effect, which decree or order is not stayed; or any other similar relief shall be granted under any applicable law now or hereafter in effect; or (ii) an involuntary case or proceeding (including the filing of a notice of intention in respect thereof) shall be commenced against any Credit Party under any applicable Debtor Relief Laws; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee, custodian, interim receiver, receiver and manager, administrator, agent or other officer having similar powers over such Credit Party or over all or a material part of its assets, shall have been entered; or

(h)	Voluntary Bankruptcy; Appointment of Receiver, etc. (i) any Credit Party shall commence a voluntary case or proceeding (including the filing of a notice of intention in respect thereof) under any applicable Debtor Relief Law now or hereafter in effect, or shall consent to the entry of an order for relief in an involuntary case or proceeding, or to the conversion of an involuntary case or proceeding to a voluntary case or proceeding, under any such law, or shall consent to the appointment of or taking possession by a receiver, liquidator, sequestrator, trustee, custodian, interim receiver, receiver and manager, administrator, agent or other officer having similar powers for all or a material part of its assets; or any Credit Party shall make any assignment for the benefit of creditors; or (ii) any Credit Party or the Servicer shall be unable, or shall fail generally, or shall admit in writing its inability, to pay its debts as such debts become due; or the board of directors (or similar governing body) of such Credit Party (or any committee thereof) shall adopt any resolution or otherwise authorize any action to approve any of the actions referred to herein or in Section 7.1(g); or

(i)	Judgments and Attachments. Any money judgment, writ or warrant of attachment or similar process involving in the aggregate at any time an amount in excess of $750,000 (to the extent not adequately covered by insurance as to which a solvent and unaffiliated insurance company has not denied coverage) shall be entered or filed against any Credit Party or any of its respective assets and (A) shall remain undischarged, unvacated, unbonded or unstayed for a period of thirty (30) days (or in any event later than five (5) days prior to the date of any proposed sale thereunder in connection with any enforcement proceedings commenced by a creditor upon such judgment, writ, warrant of attachment or similar process) or (B) a decree or order is entered for the appointment of a receiver, liquidator, sequestrator, trustee, custodian assignee for the benefit of creditors (or other officer having similar powers) over such assets; or

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(j)	Dissolution. Any order, judgment or decree shall be entered against any Credit Party decreeing the dissolution or split up of such Credit Party and such order shall remain undischarged or unstayed for a period in excess of thirty (30) days; or

(k)	Change of Control. A Change of Control shall occur in respect of any Credit Party without the prior written consent of the Administrative Agent; or

(l)	Credit Documents, Related Agreements. At any time after the execution and delivery thereof, this Agreement, any Credit Document or any Related Agreement ceases to be in full force and effect (unless consented to by the Administrative Agent) or shall be declared null and void or the enforceability thereof shall be impaired in any material respect or a party thereto shall repudiate its obligations thereunder or shall contest the validity or enforceability thereof in writing, or the Collateral Agent shall not have or shall cease to have a valid and perfected Lien in any Collateral with the priority required by the relevant Collateral Document, in each case, for any reason other than the failure of the Collateral Agent or any Secured Party to take any action within its control; or

(m)	Financial Reports. Any audit or report required to be delivered pursuant to Section 5.1(g) shall contain a material exception or qualification; or

(n)	Lender Audits. Any audit by or on behalf of the Administrative Agent of the Collateral or legal and compliance matters reveals a material exception or qualification; or

(o)	Material Adverse Effect. An event shall occur or circumstance shall exist which could reasonably be expected to result in a Material Adverse Effect; or

(p)	Performance Triggers. The occurrence of a Performance Trigger; or

(q)	Servicer Termination Event. A Servicer Termination Event shall occur; or

(r)	Liquid Money Credit Agreement. The occurrence of an Event of Default (as defined in the Liquid Money Credit Agreement); or

(s)	Additional Indemnitors. Any event shall occur or circumstance exist, other than a Change of Control, which materially interferes with or impairs the ability of the Additional Indemnitors to manage the day-to-day operations of each of the Credit Parties and such event or circumstance shall continue to exist for a period in excess of sixty (60) days; or

(t)	Bad Acts. Any Credit Party or Additional Indemnitor shall commit any criminal act, civil fraud or intentionally provide to any Agent or Lender any misrepresentation with respect to any Credit Party or the business, affairs or financial condition thereof or the Collateral.

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THEN, (A) upon the occurrence of any Event of Default described in Section 7.1(g), 7.1(h), or 7.1(i) automatically, and (B) upon the occurrence of any other Event of Default, at the request of (or with the consent of) the Administrative Agent and the Requisite Lenders, upon written notice to the Borrower by the Administrative Agent, (x) the Loan Commitments, if any, shall immediately terminate; (y) each of the following shall immediately become due and payable, in each case without presentment, demand, protest or other requirements of any kind, all of which are hereby expressly waived by the Borrower: (1) the unpaid principal amount of and accrued interest on all Loans and (2) all other Obligations; and (z) the Administrative Agent shall cause the Collateral Agent to enforce any and all Liens and security interests created pursuant to the Collateral Documents. In addition, upon the occurrence of any Event of Default, the Administrative Agent may terminate the Servicing Agreement and replace the Servicer with the Backup Servicer or such other servicer as the Administrative Agent may select in its sole discretion.

SECTION 8. GUARANTEE

8.1.	Guarantee of the Obligations.

Each Guarantor hereby irrevocably and unconditionally guarantees to the Administrative Agent for the benefit of the Secured Parties, the due and punctual payment and performance in full of all Obligations which are or may become from time to time owing or payable, or to be performed, or which remain owing or unpaid to, or to be performed for the benefit of any of the Secured Parties or any one or more of them (collectively, the “Guaranteed Obligations”). For greater certainty, the Guaranteed Obligations include, without limitation, all amounts which constitute Obligations and would be owed by any one or more of the Credit Parties but for the fact that they are unenforceable or not allowable (in whole or in part) as a claim in connection with an Insolvency Event involving any Credit Party due to the existence of such Insolvency Event. Each Guarantor agrees that this Guarantee is a guarantee of payment and performance and not of collection.

8.2.	Payment by Guarantors.

Each Guarantor hereby agrees, in furtherance of the foregoing and not in limitation of any other right which any Secured Party may have at law, in equity or otherwise against any Credit Party pursuant to any of the Credit Documents, that upon the failure of any Credit Party to pay any of the Guaranteed Obligations when and as the same shall become due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including amount that would become due but for the existence of any stay under applicable Debtor Relief Laws), it will pay, or cause to be paid, in Cash, to the Administrative Agent for the benefit of Secured Parties, an amount equal to the sum of the unpaid principal amount of all Guaranteed Obligations then due as aforesaid, accrued and unpaid interest on such Guaranteed Obligations (including interest which, but for Borrower's becoming the subject of an Insolvency Event, would have accrued on such Guaranteed Obligations, whether or not a claim is allowed against the Borrower for such interest in such Insolvency Event) and all other Guaranteed Obligations then owed to the Secured Parties as aforesaid.

8.3.	Liability of Guarantors Absolute.

Each Guarantor agrees that its obligations hereunder are irrevocable, absolute, independent and unconditional and shall not be affected by any circumstance which constitutes a legal or equitable discharge of a guarantor or surety other than satisfaction in full of the Guaranteed Obligations. In furtherance of the foregoing and without limiting the generality thereof, each Guarantor agrees as follows:

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(a)	to the extent permitted by applicable law, the Administrative Agent may enforce this Guarantee upon the occurrence of an Event of Default notwithstanding the existence of any dispute between Borrower and any Secured Party with respect to the existence of such Event of Default;

(b)	the obligations of each Guarantor hereunder are independent of the obligations of the Borrower and the obligations of any other Credit Party, and a separate action or actions may be brought and prosecuted against each Guarantor whether or not any action is brought against the Borrower or any of such other Credit Party and whether or not the Borrower or such Credit Party is joined in any such action or actions;

(c)	payment by a Guarantor of a portion, but not all, of the Guaranteed Obligations shall in no way limit, affect, modify or abridge Guarantor’s liability for any portion of the Guaranteed Obligations which has not been paid. Without limiting the generality of the foregoing, if the Administrative Agent is awarded a judgment in any suit brought to enforce a Guarantor’s covenant to pay a portion of the Guaranteed Obligations, such judgment shall not be deemed to release such Guarantor from its covenant to pay the portion of the Guaranteed Obligations that is not the subject of such suit, and such judgment shall not, except to the extent satisfied by such Guarantor, limit, affect, modify or abridge such Guarantor’s liability hereunder in respect of the Guaranteed Obligations;

(d)	any Secured Party, upon such terms as it deems appropriate, without notice or demand and without affecting the validity or enforceability hereof or giving rise to any reduction, limitation, impairment, discharge or termination of any Guarantor’s liability hereunder, from time to time may (i) renew, extend, accelerate, increase the rate of interest on, or otherwise change the time, place, manner or terms of payment of the Guaranteed Obligations; (ii) settle, compromise, release or discharge, or accept or refuse any offer of performance with respect to, or substitutions for, the Guaranteed Obligations or any agreement relating thereto and/or subordinate the payment of the same to the payment of any other obligations; (iii) request and accept other guarantees of the Guaranteed Obligations and take and hold security for the payment hereof or the Guaranteed Obligations; (iv) release, surrender, exchange, substitute, compromise, settle, rescind, waive, alter, subordinate or modify, with or without consideration, any security for payment of the Guaranteed Obligations, any other guarantees of the Guaranteed Obligations, or any other obligation of any Person (including any other Credit Party) with respect to the Guaranteed Obligations; (v) enforce and apply any security now or hereafter held by or for the benefit of such Secured Party in respect hereof or the Guaranteed Obligations and direct the order or manner of sale thereof, or exercise any other right or remedy that such Secured Party may have against any such security, in each case as such Secured Party in its discretion may determine consistent with the applicable Credit Documents, including pursuant to one or more judicial or non-judicial sales, whether or not every aspect of any such sale is commercially reasonable, and even though such action operates to impair or extinguish any right of reimbursement, subrogation or contribution or other right or remedy of any Guarantor against any other Credit Party or any security for the Guaranteed Obligations; and (vi) exercise any other rights available to it under any Credit Document; and

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this Guarantee and the obligations of each Guarantor hereunder shall be valid and enforceable and shall not be subject to any reduction, limitation, impairment, discharge or termination for any reason (other than payment in full of the Guaranteed Obligations), including the occurrence of any of the following, whether or not any Guarantor shall have had notice or knowledge of any of them: (i) any failure or omission to assert or enforce or agreement or election not to assert or enforce, or the stay or enjoining, by order of court, by operation of law or otherwise, of the exercise or enforcement of, any claim or demand or any right, power or remedy (whether arising under the Credit Documents, at law, in equity or otherwise) with respect to the Guaranteed Obligations or any agreement relating thereto, or with respect to any other guarantee of or security for the payment or performance of the Guaranteed Obligations; (ii) any rescission, waiver, amendment or modification of, or any consent to departure from, any of the terms or provisions (including provisions relating to events of default) hereof, any of the other Credit Documents or any agreement or instrument executed pursuant thereto, or of any other guarantee or security for the Guaranteed Obligations, in each case whether or not in accordance with the terms hereof or such Credit Document or any agreement relating to such other guarantee or security; (iii) the Guaranteed Obligations, or any agreement relating thereto, at any time being found to be illegal, invalid or unenforceable in any respect; (iv) the application of payments received from any source (other than payments received pursuant to the other Credit Documents or from the proceeds of any security for the Guaranteed Obligations, except to the extent such security also serves as collateral for indebtedness other than the Guaranteed Obligations) to the payment of indebtedness other than the Guaranteed Obligations, even though any Secured Party might have elected to apply such payment to any part or all of the Guaranteed Obligations; (v) any Secured Party’s consent to the change, reorganization or termination of the corporate structure or existence of any Credit Party and to any corresponding restructuring of the Guaranteed Obligations; (vi) any failure to perfect or continue perfection of a security interest in any collateral which secures any of the Guaranteed Obligations; (vii) to the extent permitted by applicable law, any defenses, set-offs or counterclaims which the Borrower may allege or assert against any Secured Party in respect of the Guaranteed Obligations, including failure of consideration, breach of warranty, payment, statute of frauds, statute of limitations, accord and satisfaction and usury; and (viii) any other act or thing or omission, or delay to do any other act or thing, which may or might in any manner or to any extent vary the risk of any Guarantor as an obligor in respect of the Guaranteed Obligations.

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8.4.	Waivers by Guarantors.

Each Guarantor hereby waives, for the benefit of Secured Parties: (a) any right to require any Secured Party, as a condition of payment or performance by such Guarantor, to (i) proceed against the Borrower, any other guarantor (including any other Credit Party) of the Guaranteed Obligations or any other Person, (ii) proceed against or exhaust any security held from the Borrower, any such other guarantor or any other Person, (iii) proceed against or have resort to any balance of any deposit account or credit on the books of any Secured Party in favor of the Borrower or any other Person, or (iv) pursue any other remedy in the power of any Secured Party whatsoever; (b) any defense arising by reason of the incapacity, lack of authority or any disability or other defense of the Borrower or any other Credit Party including any defense based on or arising out of the lack of validity or the unenforceability of the Guaranteed Obligations or any agreement or instrument relating thereto or by reason of the cessation of the liability of the Borrower or any other Credit Party from any cause other than satisfaction in full of the Guaranteed Obligations; (c) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal; (d) any defense based upon any Secured Party’s errors or omissions in the administration of the Guaranteed Obligations; (e) (i) any principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms hereof and any legal or equitable discharge of such Guarantor’s obligations hereunder, (ii) the benefit of any statute of limitations affecting such Guarantor’s liability hereunder or the enforcement hereof, (iii) any rights to set-offs, recoupments and counterclaims, and (iv) promptness, diligence and any requirement that any Secured Party protect, secure, perfect or insure any security interest or lien or any property subject thereto; (f) notices, demands, presentments, protests, notices of protest, notices of dishonor and notices of any action or inaction, including acceptance hereof, notices of default hereunder or any agreement or instrument related thereto, notices of any renewal, extension or modification of the Guaranteed Obligations or any agreement related thereto, notices of any extension of credit to the Borrower and notices of any of the matters referred to in Section 8.3 and any right to consent to any thereof; and (g) any defenses or benefits that may be derived from or afforded by law which limit the liability of or exonerate guarantors or sureties, or which may conflict with the terms hereof.

8.5.	Guarantors’ Rights of Subrogation, Contribution, etc.

Until the Guaranteed Obligations shall have been indefeasibly paid in full and the Loan Commitments shall have terminated, each Guarantor hereby waives any claim, right or remedy, direct or indirect, that such Guarantor now has or may hereafter have against any other Credit Party or any of their assets in connection with this Guarantee or the performance by such Guarantor of its obligations hereunder, in each case whether such claim, right or remedy arises in equity, under contract, by statute, under common law or otherwise and including (a) any right of subrogation, reimbursement or indemnification that such Guarantor now has or may hereafter have against any other Credit Party with respect to the Guaranteed Obligations, (b) any right to enforce, or to participate in, any claim, right or remedy that any Secured Party now has or may hereafter have against any other Credit Party, and (c) any benefit of, and any right to participate in, any collateral or security now or hereafter held by any Secured Party. In addition, until the Guaranteed Obligations shall have been indefeasibly paid in full and the Loan Commitments shall have terminated, each Guarantor shall withhold exercise of any right of contribution such Guarantor may have against any other Credit Party. Each Guarantor further agrees that, to the extent the waiver or agreement to withhold the exercise of its rights of subrogation, reimbursement, indemnification and contribution as set forth herein is found by a court of competent jurisdiction to be void or voidable for any reason, any rights of subrogation, reimbursement or indemnification such Guarantor may have against any other Credit Party or against any collateral or security, and any rights of contribution that such Guarantor may have against any other Credit Party, shall be junior and subordinate to any rights any Secured Party may have against such other Credit Party and to all right, title and interest any Secured Party may have in any such collateral or security, and to any right that any Secured Party may have against such other Credit Party. If any amount shall be paid to any Guarantor on account of any such subrogation, reimbursement, indemnification or contribution rights at any time when all Guaranteed Obligations shall not have been finally and indefeasibly paid in full, such amount shall be held in trust for the Administrative Agent on behalf of the Secured Parties and shall forthwith be paid over to the Administrative Agent for the benefit of the beneficiaries to be credited and applied against the Guaranteed Obligations, whether matured or unmatured, in accordance with the terms hereof.

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8.6.	Subordination of Other Obligations.

Any Indebtedness of any other Credit Party now or hereafter held by any Guarantor is hereby subordinated in right of payment to the Guaranteed Obligations, and any such indebtedness collected or received by any Guarantor after an Event of Default has occurred and is continuing shall be held in trust for Agent on behalf of Beneficiaries and shall forthwith be paid over to the Administrative Agent for the benefit of the Secured Parties to be credited and applied against the Guaranteed Obligations but without affecting, impairing or limiting in any manner the liability of any Guarantor under any other provision hereof.

8.7.	Continuing Guarantee.

This Guarantee is a continuing guarantee and shall remain in effect until all of the Guaranteed Obligations shall have been paid in full and the Loan Commitments shall have terminated. Each Guarantor hereby irrevocably waives any right to revoke this Guarantee as to future transactions giving rise to any Guaranteed Obligations.

8.8.	Authority of Guarantors.

It is not necessary for any Secured Party to inquire into the capacity or powers of any Guarantor or any other Credit Party or the officers, directors or any agents acting or purporting to act on behalf of any of them.

8.9.	Financial Condition of the Borrower.

Any Loan may be made to the Borrower or continued from time to time without notice to or authorization from any Guarantor regardless of the financial or other condition of the Borrower or any other Credit Party at the time of any such grant or continuation. No Secured Party shall have any obligation to disclose to or discuss with any Guarantor its assessment, or any Guarantor’s assessment, of the financial condition of the Borrower or any other Credit Party. Each Guarantor has adequate means to obtain information on a continuing basis concerning the financial condition of the Borrower and the other Credit Parties and their ability to perform their respective obligations under the Credit Documents, and each Guarantor assumes the responsibility for being and keeping informed of the financial condition of the Borrower and other Credit Parties and of all circumstances bearing upon the risk of non-payment of the Guaranteed Obligations. Each Guarantor hereby waives and relinquishes any duty on the part of any Secured Party to disclose any matter, fact or thing relating to the business, operations or conditions of the Borrower or any Credit Party known or hereafter known by such Secured Party.

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8.10.	Bankruptcy, etc.

(a)	So long as any Guaranteed Obligations remain outstanding, no Guarantor shall, without the prior written consent of the Administrative Agent, commence or join with any other Person in commencing any Insolvency Event of or against any Credit Party. The obligations of each Guarantor hereunder shall not be reduced, limited, impaired, discharged, deferred, suspended or terminated by any such Insolvency Event, whether voluntary or involuntary, involving or in respect of any Credit Party or by any defence which any Credit Party may have by reason of the order, decree or decision of any court or administrative body resulting from any such proceeding.

(b)	Each Guarantor acknowledges and agrees that any interest on any portion of the Guaranteed Obligations which accrues after the commencement of any Insolvency Event referred to in clause (a) above (or, if interest on any portion of the Guaranteed Obligations ceases to accrue by operation of law by reason of the commencement of such Insolvency Event, such interest as would have accrued on such portion of the Guaranteed Obligations if such case or proceeding had not been commenced) shall be included in the Guaranteed Obligations because it is the intention of each Guarantor and the Secured Parties that the Guaranteed Obligations which are guaranteed by each Guarantor pursuant hereto should be determined without regard to any rule of law or order which may relieve any Credit Party of any portion of such Guaranteed Obligations. Each Guarantor will permit any trustee in bankruptcy, receiver, debtor in possession, assignee for the benefit of creditors or similar Person to pay the Administrative Agent, or allow the claim of the Administrative Agent in respect of, any such interest accruing after the date on which such case or proceeding is commenced.

(c)	In the event that all or any portion of the Guaranteed Obligations are paid by any Credit Party, the obligations of each Guarantor hereunder shall continue and remain in full force and effect or be reinstated, as the case may be, in the event that all or any part of such payment(s) are rescinded or recovered directly or indirectly from any Secured Party as a preference, fraudulent transfer or otherwise, and any such payments which are so rescinded or recovered shall constitute Guaranteed Obligations for all purposes hereunder.

SECTION 9. AGENTS

9.1.	Appointment of Agents.

DB FSLF is hereby appointed the Administrative Agent and the Collateral Agent hereunder and under the other Credit Documents and each Lender hereby authorizes DB FSLF, in such capacities, to act as its agent in accordance with the terms hereof and the other Credit Documents. Each Agent hereby agrees to act upon the express conditions contained herein and the other Credit Documents, as applicable. The provisions of this Section 8 are solely for the benefit of Agents and the Lenders and no Credit Party shall have any rights as a beneficiary of any of the provisions thereof. In performing its functions and duties hereunder, each Agent shall act solely as an agent of the Lenders and does not assume and shall not be deemed to have assumed any obligation towards or relationship of agency or trust with or for the Borrower.

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9.2.	Powers and Duties.

Each Lender irrevocably authorizes each Agent to take such action on such Lender’s behalf and to exercise such powers, rights and remedies hereunder and under the other Credit Documents as are specifically delegated or granted to such Agent by the terms hereof and thereof, together with such powers, rights and remedies as are reasonably incidental thereto. Each Agent shall have only those duties and responsibilities that are expressly specified herein and in the other Credit Documents. Each Agent may exercise such powers, rights and remedies and perform such duties by or through its agents or employees. No Agent shall have, by reason hereof or any of the other Credit Documents, a fiduciary relationship in respect of any Lender; and nothing herein or any of the other Credit Documents, expressed or implied, is intended to or shall be so construed as to impose upon any Agent any obligations in respect hereof or any of the other Credit Documents except as expressly set forth herein or therein.

9.3.	Collateral Documents.

Each Lender hereby further authorizes the Administrative Agent or the Collateral Agent, as applicable, on behalf of and for the benefit the Lenders, to be the agent for and representative of the Lenders with respect to the Collateral and the Collateral Documents. Subject to Section 10.5, without further written consent or authorization from the Lenders, the Administrative Agent or the Collateral Agent, as applicable may execute any documents or instruments necessary to release any Lien encumbering any item of Collateral that is the subject of a sale or other disposition of assets permitted hereby or to which the Requisite Lenders (or such other Lenders as may be required to give such consent under Section 10.5) have otherwise consented, or with respect to which the Requisite Lenders or the Administrative Agent (or such other Lenders as may be required to give such consent under Section 10.5) have otherwise consented.

SECTION 10. MISCELLANEOUS

10.1.	Notices.

Unless otherwise specifically provided herein, any notice or other communication herein required or permitted to be given to any Credit Party, the Collateral Agent or the Administrative Agent shall be sent to such Person’s address as set forth on Appendix B or in any other Credit Document, and in the case of any Lender, the address as indicated on Appendix B or otherwise indicated to the Administrative Agent in writing. Each notice hereunder shall be in writing and may be personally served, sent by electronic mail or courier service and shall be deemed to have been given when delivered in person or by courier service and signed for against receipt thereof or upon receipt of electronic mail; provided, no notice to any Agent shall be effective until received by such Agent.

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10.2.	Expenses.

Whether or not the transactions contemplated hereby shall be consummated, the Borrower agrees to pay promptly all the Agents’ actual and reasonable, documented, out-of-pocket costs and expenses (i) contemplated in herein of in any other Credit Documents; (ii) of the preparation of the Credit Documents and the Related Agreements, including all the reasonable, documented fees, expenses and disbursements of counsel to the Agents in connection with the negotiation, preparation and execution thereof; (iii) of creating and perfecting Liens in favour of the Collateral Agent, for the benefit of the Secured Parties, including filing and recording fees, expenses and taxes, stamp or documentary taxes, search fees, title insurance premiums and reasonable fees, expenses and disbursements of counsel to each Agent; (iv) in connection with the administration of the Credit Documents or the Related Agreements; (v) in connection with the custody or preservation of any of the Collateral; (vi) in connection with the syndication of the Loans; (vii) in connection with the negotiation, preparation and execution of any consents, amendments, waivers or other modifications to any of the Credit Documents or Related Agreements; and (viii) after the occurrence of a Default or an Event of Default, incurred by any Agent and the Lenders in enforcing any Obligations of or in collecting any payments due from any Credit Party hereunder or under the other Credit Documents or Related Agreements by reason of such Default or Event of Default (including in connection with the sale of, collection from, or other realization upon any of the Collateral) or in connection with any refinancing or restructuring of the credit arrangements provided hereunder in the nature of a “work-out” or pursuant to any insolvency or bankruptcy cases or proceedings.

10.3.	Indemnity.

(a)	IN ADDITION TO THE PAYMENT OF EXPENSES PURSUANT TO SECTION 10.2, WHETHER OR NOT THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE CONSUMMATED, EACH CREDIT PARTY AGREES TO DEFEND (SUBJECT TO INDEMNITEES’ SELECTION OF COUNSEL), INDEMNIFY, PAY AND HOLD HARMLESS, EACH AGENT AND EACH LENDER, THEIR AFFILIATES AND THEIR RESPECTIVE OFFICERS, PARTNERS, DIRECTORS, TRUSTEES, EMPLOYEES AND AGENTS OF EACH AGENT AND EACH LENDER (EACH, AN “INDEMNITEE”), FROM AND AGAINST ANY AND ALL INDEMNIFIED LIABILITIES, IN ALL CASES, WHETHER OR NOT CAUSED BY OR ARISING, IN WHOLE OR IN PART, OUT OF THE COMPARATIVE, CONTRIBUTORY, OR SOLE NEGLIGENCE OF SUCH INDEMNITEE; PROVIDED, THE CREDIT PARTIES SHALL HAVE NO OBLIGATION TO ANY INDEMNITEE HEREUNDER WITH RESPECT TO ANY INDEMNIFIED LIABILITIES TO THE EXTENT SUCH INDEMNIFIED LIABILITIES ARISE FROM THE GROSS NEGLIGENCE, WILLFUL MISCONDUCT OR BAD FAITH OF SUCH INDEMNITEE, AS DETERMINED BY A COURT OF COMPETENT JURISDICTION IN A FINAL NON-APPEALABLE ORDER OR JUDGMENT. TO THE EXTENT THAT THE UNDERTAKINGS TO DEFEND, INDEMNIFY, PAY AND HOLD HARMLESS SET FORTH IN THIS SECTION 10.3 MAY BE UNENFORCEABLE IN WHOLE OR IN PART BECAUSE THEY ARE VIOLATIVE OF ANY LAW OR PUBLIC POLICY, THE CREDIT PARTIES SHALL CONTRIBUTE THE MAXIMUM PORTION THAT THEY ARE PERMITTED TO PAY AND SATISFY UNDER APPLICABLE LAW TO THE PAYMENT AND SATISFACTION OF ALL INDEMNIFIED LIABILITIES INCURRED BY INDEMNITEES OR ANY OF THEM.

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(b)	To the extent permitted by applicable law, no Credit Party shall assert, and each Credit Party hereby waives, any claim against the Lenders, the Agents, the Lead Arranger and their respective affiliates, directors, employees, attorneys or agents, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) (whether or not the claim therefor is based on contract, tort or duty imposed by any applicable legal requirement) arising out of, in connection with, as a result of, or in any way related to, this Agreement or any Credit Document or any agreement or instrument contemplated hereby or thereby or referred to herein or therein, the transactions contemplated hereby or thereby, the Loans or the use of the proceeds thereof or any act or omission or event occurring in connection therewith, and each Credit Party hereby waives, releases and agrees not to sue upon any such claim or any such damages, whether or not accrued and whether or not known or suspected to exist in its favour.

10.4.	Set-Off.

In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence of any Event of Default, each Lender and its Affiliates is hereby authorized by the Credit Parties at any time or from time to time subject to the consent of the Administrative Agent, without notice to any Credit Party or to any other Person (other than the Administrative Agent) except to the extent required by applicable law, any such notice being hereby expressly waived to the maximum extent under applicable law, and subject to any requirements or limitations imposed by applicable law, to set off and to appropriate and to apply any and all deposits (general or special, including Indebtedness evidenced by certificates of deposit, whether matured or unmatured, but not including trust accounts (in whatever currency)) and any other Indebtedness at any time held or owing by such Lender to or for the credit or the account of any Credit Party (in whatever currency) against and on account of the obligations and liabilities of any Credit Party to such Lender arising hereunder or under the other Credit Documents, including all claims of any nature or description arising out of or connected hereto or with any other Credit Document, irrespective of whether or not (a) such Lender shall have made any demand hereunder, (b) the principal of or the interest on the Loans or any other amounts due hereunder shall have become due and payable pursuant to Section 2 or Section 7 and although such obligations and liabilities, or any of them, may be contingent or unmatured or (c) such obligation or liability is owed to a branch or office of such Lender different from the branch or office holding such deposit or obligation or such Indebtedness.

10.5.	Amendments and Waivers.

(a)	Requisite Lenders’ Consent. Subject to Sections 10.5(b) and 10.5(c), no amendment, modification, termination or waiver of any provision of the Credit Documents, or consent to any departure by any Credit Party therefrom, shall in any event be effective without the written concurrence of the Borrower, the Administrative Agent, and the Requisite Lenders.

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(b)	Affected Lenders’ Consent. Without the written consent of each Lender that would be affected thereby, no amendment, modification, termination, or consent shall be effective if the effect thereof would:

(i)	extend the scheduled final maturity of the Loans or Notes;

(ii)	waive, reduce or postpone any scheduled repayment;

(iii)	reduce the rate of interest on the Loans (other than any waiver of any increase in the interest rate applicable to the Loans pursuant to Section 2.6) or any fee payable hereunder;

(iv)	extend the time for payment of any such interest or fees;

(v)	reduce the principal amount of the Loans;

(vi)	(A) amend the definition of “Advance Rate” or (B) amend, modify, terminate or waive any provision of this Section 10.5(b) or Section 10.5(c);

(vii)	amend the definition of “Requisite Lenders” or “Pro Rata Share”;

(viii)	release all or substantially all of the Collateral, except as expressly provided in the Credit Documents; or

(ix)	consent to the assignment or transfer by the Borrower of any of its rights or obligations under any Credit Document.

(c)	Other Consents. No amendment, modification, termination or waiver of any provision of the Credit Documents, or consent to any departure by any Credit Party therefrom, shall:

(i)	increase the Loan Commitment of any Lender without the consent of such Lender;

(ii)	amend, modify, terminate or waive any provision of Section 3.1 or 3.2 with regard to any Loan without the consent of the Lenders; or

(iii)	amend, modify, terminate or waive any provision of Section 8 as the same applies to any Agent, or any other provision hereof as the same applies to the rights or obligations of any Agent, in each case without the consent of such Agent.

(d)	Execution of Amendments, etc. The Administrative Agent may, but shall have no obligation to, with the concurrence of any Lender, execute amendments, modifications, waivers or consents on behalf of such Lender. Any waiver or consent shall be effective only in the specific instance and for the specific purpose for which it was given. No notice to or demand on any Credit Party in any case shall entitle any Credit Party to any other or further notice or demand in similar or other circumstances. Any amendment, modification, termination, waiver or consent effected in accordance with this Section 10.5 shall be binding upon each Lender at the time outstanding, each future Lender and, if signed by a Credit Party, upon such Credit Party. Notwithstanding anything to the contrary contained in this Section 10.5, if the Administrative Agent and the Borrower shall have jointly identified an obvious error or any error or omission of a technical nature, in each case that is immaterial (as determined by the Administrative Agent), in any provision of the Credit Documents, then the Administrative Agent (in its respective applicable capacities thereunder as the Administrative Agent or the Collateral Agent) and the Borrower shall be permitted to amend such provision and such amendment shall become effective without any further action or consent by the Requisite Lenders if the same is not objected to in writing by the Requisite Lenders within five (5) Business Days following receipt of notice thereof.

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10.6.	Successors and Assigns; Participations.

(a)	Generally. This Agreement shall be binding upon the parties hereto and their respective successors and assigns and shall inure to the benefit of the parties hereto and the successors and assigns of the Lenders. None of the rights or obligations of any Credit Party hereunder nor any interest thereof herein may be assigned or delegated without the prior written consent of all Lenders. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, Indemnitees under Section 10.3, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, Affiliates of each of the Agents and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)	Register. The Credit Parties, the Administrative Agent and the Lenders shall deem and treat the Persons listed as “Lenders” in the Register as the holders and owners of the corresponding Pro Rata Share of the Loans listed therein for all purposes hereof, and no assignment or transfer of any such Pro Rata Share of the Loans shall be effective, in each case, unless and until an Assignment Agreement effecting the assignment or transfer thereof shall have been delivered to and accepted by the Administrative Agent and recorded in the Register as provided in Section 10.6(e). Prior to such recordation, all amounts owed with respect to the applicable Pro Rata Share of the Loans shall be owed to the Lender listed in the Register as the owner thereof, and any request, authority or consent of any Person who, at the time of making such request or giving such authority or consent, is listed in the Register as a Lender shall be conclusive and binding on any subsequent holder, assignee or transferee of the corresponding Pro Rata Share of the Loans.

(c)	Right to Assign. Each Agent and each Lender shall have the right at any time after the Closing Date to sell, assign or transfer all or a portion of its rights and obligations under this Agreement, including, without limitation, all or a portion of the Loans owing to it or other Obligations to any Person.

(d)	Mechanics. The assigning Lender and the assignee thereof shall execute and deliver to the Administrative Agent an Assignment Agreement, together with such forms, certificates or other evidence, if any, with respect to income tax withholding matters as the assignee under such Assignment Agreement may be required to deliver to the Administrative Agent.

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(e)	Notice of Assignment. Upon its receipt and acceptance of a duly executed and completed Assignment Agreement, any forms, certificates or other evidence required by this Agreement in connection therewith, the Administrative Agent shall record the information contained in such Assignment Agreement in the Register, shall give prompt notice thereof to the Borrower and shall maintain a copy of such Assignment Agreement.

(f)	Representations and Warranties of Assignee. Each assignee of any Lender, upon executing and delivering an Assignment Agreement, represents and warrants as of the applicable Effective Date (as defined in the applicable Assignment Agreement) that (i) it has experience and expertise in the making of or investing in commitments or loans such as the Loans; (ii) it will invest in its Pro Rata Share of the Loans for its own account in the ordinary course of its business; and (iii) such assignee does not own or control, or own or control any Person owning or controlling, any trade debt or Indebtedness of the Borrower other than the Obligations.

(g)	Effect of Assignment. Subject to the terms and conditions of this Section 10.6, as of the “Effective Date” specified in the applicable Assignment Agreement: (i) the assignee thereunder shall have the rights and obligations of a “Lender” hereunder to the extent such rights and obligations hereunder have been assigned to it pursuant to such Assignment Agreement and shall thereafter be a party hereto and a “Lender” for all purposes hereof; (ii) the assigning Lender thereunder shall, to the extent that rights and obligations hereunder have been assigned thereby pursuant to such Assignment Agreement, relinquish its rights (other than any rights which survive the termination hereof under Section 10.8) and be released from its obligations hereunder (and, in the case of an Assignment Agreement covering all or the remaining portion of an assigning Lender’s rights and obligations hereunder, such Lender shall cease to be a party hereto; provided, anything contained in any of the Credit Documents to the contrary notwithstanding, such assigning Lender shall continue to be entitled to the benefit of all indemnities hereunder as specified herein with respect to matters arising out of the prior involvement of such assigning Lender as a Lender hereunder); and (iii) if any such assignment occurs after the issuance of any Note hereunder, the assigning Lender shall, upon the effectiveness of such assignment or as promptly thereafter as practicable, surrender its applicable Notes to the Administrative Agent for cancellation, and thereupon the Borrower shall issue and deliver new Notes, if so requested by the assignee and/or assigning Lender, to such assignee and/or to such assigning Lender, with appropriate insertions, to reflect the new Pro Rata Share of the Loans of the assignee and/or the assigning Lender.

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(h)	Participations. Each Lender shall have the right at any time to sell one or more participations to any Person (other than the Borrower or any of its Affiliates) of all or any part of its Loan Commitments, Pro Rata Share of the Loans or of any other Obligation; provided, however, that notwithstanding the foregoing, no participations may be sold to any Person acquiring such participation with the assets of, or for the benefit of, any employee benefit plan subject to Title I of ERISA, any "plan" subject to Section 4975 of the Internal Revenue Code, or any entity whose underlying assets include plan assets by reason of a plan's investment in such entity. The holder of any such participation, other than an Affiliate of the Lender granting such participation, shall not be entitled to require such Lender to take or omit to take any action hereunder except with respect to any amendment, modification or waiver that would (i) extend the final scheduled maturity of the Loans or Note in which such participant is participating, or reduce the rate or extend the time of payment of interest or fees thereon (except in connection with a waiver of applicability of any post-default increase in interest rates) or reduce the principal amount thereof, or increase the amount of the participant’s participation over the amount thereof then in effect (it being understood that a waiver of any Default or Event of Default shall not constitute a change in the terms of such participation, and that an increase in any Loan Commitment or the Loans shall be permitted without the consent of any participant if the participant’s participation is not increased as a result thereof), (ii) consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement, or (iii) release all or substantially all of the Collateral under the Collateral Documents (in each case, except as expressly provided in the Credit Documents) supporting the Loans hereunder in which such participant is participating. The Credit Parties agree that each participant shall be entitled to the benefits of Sections 2.15(a), 2.16, and 2.17 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to clause (c) of this Section 10.6; provided, a participant shall not be entitled to receive any greater payment under Section 2.16 and 2.17 than the applicable Lender would have been entitled to receive with respect to the participation sold to such participant, unless the sale of the participation to such participant is made with the Borrower’s prior written consent. To the extent permitted by law, each participant also shall be entitled to the benefits of Section 10.4 as though it were a Lender. Notwithstanding any participation made hereunder (i) such selling Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the Borrower for the performance of its obligations hereunder, and (iii) except as set forth above, the Borrower, the Agents and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement, and such Lender shall retain the sole right to enforce the obligations of the Borrower relating to the Obligations and to approve, without the consent of or consultation with any participant, any amendment, modification or waiver of any provision of this Agreement. Each Lender that sells a participation shall maintain a register on which it enters the name and address of each participant and the amounts of each participant’s participation (the “Participant Register”). The entries in the Participant Register shall be conclusive, absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.

(i)	Certain Other Assignments. In addition to any other assignment permitted pursuant to this Section 10.6, any Lender may assign, pledge and/or grant a security interest in, all or any portion of its Pro Rata Share of the Loans, the other Obligations owed by or to such Lender, and its Notes, if any, to secure obligations of such Lender to any Federal Reserve Bank as collateral security pursuant to Regulation A of the Board of Governors of the Federal Reserve System and any operating circular issued by such Federal Reserve Bank; provided, such Lender, as between the Borrower and the Lender, shall not be relieved of any of its obligations hereunder as a result of any such assignment and pledge, and provided further, in no event shall the applicable Federal Reserve Bank be considered to be a “Lender” or be entitled to require the assigning Lender to take or omit to take any action hereunder.

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10.7.	Independence of Covenants.

All covenants hereunder shall be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or would otherwise be within the limitations of, another covenant shall not avoid the occurrence of a Default or an Event of Default if such action is taken or condition exists.

10.8.	Survival of Representations, Warranties and Agreements.

All representations, warranties and agreements made herein shall survive the execution and delivery hereof and the making of any Credit Extension. Notwithstanding anything herein or implied by law to the contrary, the agreements of the Credit Parties set forth in Sections 2.15, 2.16, 2.17, 10.2, 10.3 and 10.4 shall survive the payment of the Loans and the termination hereof.

10.9.	No Waiver; Remedies Cumulative.

No failure or delay on the part of any Agent or any Lender in the exercise of any power, right or privilege hereunder or under any other Credit Document shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other power, right or privilege. The rights, powers and remedies given to each Agent and each Lender hereby are cumulative and shall be in addition to and independent of all rights, powers and remedies existing by virtue of any statute or rule of law or in any of the other Credit Documents. Any forbearance or failure to exercise, and any delay in exercising, any right, power or remedy hereunder shall not impair any such right, power or remedy or be construed to be a waiver thereof, nor shall it preclude the further exercise of any such right, power or remedy.

10.10.	Marshalling; Payments Set Aside.

Neither any Agent nor any Lender shall be under any obligation to marshal any assets in favor of the Borrower or any other Person or against or in payment of any or all of the Obligations. To the extent that any Credit Party makes a payment or payments to the Administrative Agent or the Lenders (or to the Administrative Agent, on behalf of the Lenders), or the Administrative Agent, the Collateral Agent or the Lenders enforce any security interests or exercise their rights of setoff, and such payment or payments or the proceeds of such enforcement or setoff or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, any other state or federal law, common law or any equitable cause, then, to the extent of such recovery, the obligation or part thereof originally intended to be satisfied, and all Liens, rights and remedies therefor or related thereto, shall be revived and continued in full force and effect as if such payment or payments had not been made or such enforcement or setoff had not occurred.

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10.11.	Severability.

In case any provision or obligation hereunder or any Note or other Credit Document shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

10.12.	Headings.

Section headings herein are included herein for convenience of reference only and shall not constitute a part hereof for any other purpose or be given any substantive effect.

10.13.	APPLICABLE LAW.

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN ANY OF THE CREDIT DOCUMENTS, IN ALL RESPECTS, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, THE CREDIT DOCUMENTS AND THE OBLIGATIONS SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE PROVINCE OF ONTARIO AND THE LAWS OF CANADA APPLICABLE THEREIN WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THEREOF THAT WOULD RESULT IN THE APPLICATION OF ANY LAW OTHER THAN THE LAW OF THE PROVINCE OF ONTARIO AND THE LAWS OF CANADA APPLICABLE THEREIN.

10.14.	CONSENT TO JURISDICTION.

EACH PARTY HERETO HEREBY CONSENTS AND AGREES THAT THE COURTS OF THE STATE OF NEW YORK AND THE PROVINCE OF ONTARIO SHALL HAVE NON-EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN THE BORROWER, THE ADMINISTRATIVE AGENT, THE COLLATERAL AGENT AND LENDERS PERTAINING TO THIS AGREEMENT OR ANY OF THE OTHER CREDIT DOCUMENTS OR TO ANY MATTER ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE OTHER CREDIT DOCUMENTS; PROVIDED, THAT NOTHING IN THIS AGREEMENT SHALL BE DEEMED OR OPERATE TO PRECLUDE ANY LEGAL ACTION BEING TAKEN IN ANY OTHER JURISDICTION OR THE ADMINISTRATIVE AGENT OR THE COLLATERAL AGENT FROM BRINGING SUIT OR TAKING OTHER LEGAL ACTION IN ANY OTHER JURISDICTION TO REALIZE ON THE COLLATERAL OR ANY OTHER SECURITY FOR THE OBLIGATIONS, OR TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOUR OF THE ADMINISTRATIVE AGENT OR THE COLLATERAL AGENT, AS APPLICABLE (EACH BEING REFERRED TO HEREIN AS AN “ENFORCEMENT JURISDICTION”). EACH PARTY HERETO EXPRESSLY SUBMITS AND CONSENTS IN ADVANCE TO THE JURISDICTION OF SUCH ENFORCEMENT JURISDICTION IN ANY ACTION OR SUIT COMMENCED IN ANY SUCH COURT, AND EACH PARTY HERETO HEREBY WAIVES ANY OBJECTION THAT SUCH PARTY MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON CONVENIENS AND HEREBY CONSENTS TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY SUCH COURT OF SUCH ENFORCEMENT JURISDICTION. EACH PARTY HERETO HEREBY WAIVES PERSONAL SERVICE OF THE SUMMONS, COMPLAINT AND OTHER PROCESS ISSUED IN ANY SUCH ACTION OR SUIT AND AGREES THAT SERVICE OF SUCH SUMMONS, COMPLAINTS AND OTHER PROCESS MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO THE APPLICABLE PARTY AT ITS ADDRESS PROVIDED IN ACCORDANCE WITH SECTION 10.1 AND FURTHER AGREES THAT SERVICE AS PROVIDED IN SENTENCE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER THE APPLICABLE PARTY IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT.

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10.15.	WAIVER OF JURY TRIAL.

EACH OF THE PARTIES HERETO HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING HEREUNDER OR UNDER ANY OF THE OTHER CREDIT DOCUMENTS OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS LOAN TRANSACTION OR THE LENDER/BORROWER RELATIONSHIP THAT IS BEING ESTABLISHED. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH PARTY HERETO ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THIS WAIVER IN ENTERING INTO THIS AGREEMENT, AND THAT EACH WILL CONTINUE TO RELY ON THIS WAIVER IN ITS RELATED FUTURE DEALINGS. EACH PARTY HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING (OTHER THAN BY A MUTUAL WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS SECTION 10.15 AND EXECUTED BY EACH OF THE PARTIES HERETO), AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS HERETO OR ANY OF THE OTHER CREDIT DOCUMENTS OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE LOANS MADE HEREUNDER. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

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10.16.	Usury Savings Clause.

If any provision of this Agreement or of any of the other Credit Documents would obligate a Credit Party to make any payment of interest or other amount payable to any Agent or any Lender in an amount or calculated at a rate which would result in a receipt by such Agent or Lender of interest in excess of the Highest Lawful Rate, then notwithstanding such provisions, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not so result in a receipt by such Agent or such Lender of interest at a rate in excess of the Highest Lawful Rate, such adjustment to be effected, to the extent necessary, as follows: (1) firstly, by reducing the amount or rate of interest required to be paid to such Agent or such Lender under Section 2.6, and (2) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to such Agent or such Lender which would constitute “interest” for purposes of determining the Highest Lawful Rate. Notwithstanding the foregoing, it is the intention of Lenders and the Credit Parties to conform strictly to any applicable usury laws, and after giving effect to all adjustments contemplated in the preceding sentence, if an Agent or Lender shall have received an amount in excess of the maximum permitted by application of the Highest Lawful Rate, the applicable Credit Party shall be entitled, by notice in writing to such Agent or such Lender, to obtain reimbursement from such Agent or such Lender in an amount equal to such excess and, pending such reimbursement, such amount shall be deemed to be an amount payable by such Agent or such Lender to such Credit Party. Any amount or rate of interest referred to in this Section 10.16 shall be determined in accordance with GAAP as an effective annual rate of interest over the term that the Loans remains outstanding on the assumption that any charges, fees or expenses that fall within the meaning of “interest” for the purposes of determining the Highest Lawful Rate) shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from the Closing Date to the Maturity Date and, in the event of a dispute, a certificate of an actuary appointed by the Administrative Agent shall be conclusive for the purposes of such determination absent manifest error.

10.17.	Counterparts.

This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. Delivery of an executed signature page to this Agreement by facsimile transmission or other electronic image scan transmission (e.g., “PDF” or “tif” via email) shall be as effective as delivery of a manually signed counterpart of this Agreement.

10.18.	Advice of Counsel; No Strict Construction.

Each of the parties represents to each other party hereto that it has discussed this Agreement and the other Credit Documents with its counsel. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the other Credit Documents. In the event an ambiguity or question of intent or interpretation arises, this Agreement and the other Credit Documents shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favouring or disfavouring any party by virtue of the authorship of any provisions of this Agreement or the other Credit Documents.

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10.19.	Paramountcy.

If there is a conflict, inconsistency, ambiguity, or difference between any provision of this Agreement and of any other Credit Document, the provision of this Agreement shall prevail, and such provision of such other Credit Document shall be amended to the extent only to eliminate any such conflict, inconsistency, ambiguity or difference; provided, that no right or remedy of any Secured Party in any other Credit Document which may be in addition to the rights and remedies of such Secured Party in this Agreement, nor any obligation (including, for the avoidance of any doubt, with respect to any representation, warranty, or covenant) of any Credit Party in any other Credit Document which may be in addition to, or otherwise more onerous than, the obligations of such Credit Party contained in this Agreement, shall constitute a conflict, inconsistency, ambiguity or difference for the purposes of this Section 10.19.

10.20.	Joint and Several Obligations.

Notwithstanding any other provision contained herein or in any other Credit Document, if a “secured creditor” (as that term is defined under the BIA) is determined by a court of competent jurisdiction not to include a Person to whom obligations are owed on a joint or joint and several basis, then the Borrower’s Obligations (and the Obligations of each other Credit Party), to the extent such Obligations are secured, shall be several obligations and not joint or joint and several obligations.

10.21.	Time.

Time is of the essence in all respects hereof.

10.22.	Limitations Act, 2002.

Each of the parties hereto agree that any and all limitation periods provided for in the Limitations Act, 2002 (Ontario), shall be excluded from application to the Obligations and any undertaking, covenant, indemnity or other agreement provided for in this Agreement to fullest extent permitted by such Act.

10.23.	Effectiveness.

This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties hereto and receipt by the Borrower and the Administrative Agent of written or telephonic notification of such execution and authorization of delivery thereof.

10.24.	Money Control Acts.

Each Lender and the Administrative Agent (for itself and not on behalf of the Lenders) hereby notifies the Credit Parties that pursuant to the requirements of the Act, it is required to obtain, verify and record information that identifies each Credit Party, which information includes the name and address of each Credit Party and other information that will allow the Lenders or the Administrative Agent, as applicable, to identify each Credit Party in accordance with the Act.

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10.25.	Prior Agreements.

This Agreement and the other Credit Documents contain the entire agreement of the parties hereto and thereto in respect of the transactions contemplated hereby and thereby, and all prior agreements among or between such parties, whether oral or written, are superseded by the terms of this Agreement and the other Credit Documents and unless specifically set forth in a writing contemporaneous herewith the terms, conditions and provisions of any and all such prior agreements do not survive execution of this Agreement.

10.26.	Confidentiality.

Each Credit Party agrees that the terms included in this Agreement and disclosed in connection with the consummation of the transactions contemplated hereby shall be kept strictly confidential, shall not be reproduced or disclosed (except as required by law, including, without limitation, the filing requirements of the Exchange Act), and shall not be used by either Credit Party other than in connection with the transaction described herein except with the prior written consent of the Administrative Agent; provided, however, that the Administrative Agent hereby consents to each Credit Party’s disclosure of (i) this Agreement to its respective officers, directors, employees, attorneys, accountants, agents and advisors who are directly involved in the implementation of the terms and conditions of this Agreement to the extent such persons agree to hold the same in confidence, and (ii) this Agreement as required by applicable law or compulsory legal process (in which case each Credit Party agrees to inform the Administrative Agent promptly thereof).

10.27.	Judgment Currency.

(a)	If, for the purpose of obtaining or enforcing judgment against the Credit Parties in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 10.3 referred to as the “Judgment Currency”) an amount due under any Credit Document in any currency (the “Obligation Currency”) other than the Judgment Currency, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding the date of actual payment of the amount due, in the case of any proceeding in the courts of the State of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date, or the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the applicable date as of which such conversion is made pursuant to this Section 10.27 being hereinafter in this Section 10.27 referred to as the “Judgment Conversion Date”).

(b)	If, in the case of any proceeding in the court of any jurisdiction referred to in Section 10.27(a), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual receipt for value of the amount due, the applicable Credit Party shall pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount actually received in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of the Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. Any amount due from a Credit Party under this Section 10.27(b) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of any of the Credit Documents.

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(c)	The term “rate of exchange” in this Section 10.27 means the rate of exchange at which the Administrative Agent, on the relevant date at or about 12:00 noon), would be prepared to sell, in accordance with the Administrative Agent’s normal course foreign currency exchange practices, the Obligation Currency against the Judgment Currency.

10.28.	Permitted Subordinated Indebtedness.

Notwithstanding the terms and conditions of the Subordinated Lender Intercreditor Agreement (Indenture), the Subordinated Lender Intercreditor Agreement (Mogo), the Subordinated Lender Intercreditor Agreement (Thurlow) or the Subordinated Lender Intercreditor Agreement (Thurlow Guarantee), the Borrower is permitted to repay and reissue, on a revolving basis, from time to time Permitted Subordinated Indebtedness in an amount not exceeding $2,000,000 at any one time, provided that in connection with any such repayment, new Permitted Subordinated Indebtedness is incurred by the Borrower within ninety (90) days of such repayment in an amount equal to the amount of such repayment and in respect of which the applicable holder of such new Permitted Subordinated Indebtedness provides a written acknowledgement acceptable to the Administrative Agent that such Indebtedness is “Subordinated Debt” as defined in, and subject to, the Subordinated Lender Intercreditor Agreement (Indenture), the Subordinated Lender Intercreditor Agreement (Mogo), the Subordinated Lender Intercreditor Agreement (Thurlow) or the Subordinated Lender Intercreditor Agreement (Thurlow Guarantee).

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

MOGO FINANCE TECHNOLOGY		MOGO FINANCIAL INC., as an
INC., as the Borrower		Originating Subsidiary

By:	(signed) David Feller	By:	(signed) Erin Feller
	Name: David Feller		Name: Erin Feller
	Title: CEO		Title: President

By:		By:
	Name:		Name:
	Title:		Title:

MOGO FINANCIAL (B.C.) INC., as		MOGO FINANCIAL (ALBERTA) INC.,
an Originating Subsidiary		as an Originating Subsidiary

By:	(signed) Erin Feller	By:	(signed) Erin Feller
	Name: Erin Feller		Name: Erin Feller
	Title: President		Title: President

By:		By:
	Name:		Name:
	Title:		Title:

MOGO FINANCIAL (ONTARIO) INC., as an Originating Subsidiary		DB FSLF 50 LLC, as the Administrative Agent, the Collateral Agent and sole Lead Arranger on behalf of itself and the Lenders

By:	(signed) Erin Feller	By:	(signed) Jason Meyer
	Name: Erin Feller		Name: Jason Meyer
	Title: President		Title: Authorized Signatory

By:		By:
	Name:		Name:
	Title:		Title:

SIGNED, SEALED & DELIVERED
In the presence of:

(signed) Christy Cameron		(signed) David Feller
	Witness		David Feller

Signature Page to Revolving Credit and Guarantee Agreement

S-1

SIGNED, SEALED & DELIVERED
In the presence of:

(signed) Christy Cameron	(signed) Gregory Feller
Witness	Gregory Feller

Signature Page to Revolving Credit and Guarantee Agreement

S-2

APPENDIX A

TO CREDIT AGREEMENT

Loan Commitments

Lender	Loan Commitment	Pro Rata Share
DB FSLF	$40,000,000	100%

Total		100%

Appendix A-1

APPENDIX B

TO CREDIT AGREEMENT

Notice Addresses

DB FSLF 50 LLC

as the Administrative Agent, the Collateral Agent, and a Lender

[Redacted – Address Details]

Attention: General Counsel – Credit Funds

Email: [Redacted – Contact Details]

MOGO FINANCE TECHNOLOGY INC.

MOGO FINANCIAL INC.

MOGO FINANCIAL (B.C.) INC.

MOGO FINANCIAL (ALBERTA) INC.

MOGO FINANCIAL (ONTARIO) INC.

[Redacted – Address Details]

Attention: Gregory Feller

E-mail: [Redacted – Contact Details]

GREGORY FELLER

[Redacted – Address Details]

E-mail: [Redacted – Contact Details]

DAVID FELLER

[Redacted – Address Details]

E-mail: [Redacted – Contact Details]

Appendix B-1

APPENDIX C

TO CREDIT AGREEMENT

ELIGIBILITY CRITERIA

1.	Such Receivable represents a legal, valid binding obligation of the related Obligor.

2.	Such Receivable is denominated in Dollars.

3.	Such Receivable is not a Type 3 Delinquent Receivable.

4.	The related Obligor is an Eligible Obligor.

5.	Such Receivable is not subject to, nor has there been asserted, any litigation or any right of rescission, set off, counterclaim or other defense of the related Obligor.

6.	Such Receivable has been originated by the applicable Originating Subsidiary in accordance with such Originating Subsidiary’s standard credit and underwriting policies approved by the Administrative Agent.

7.	The Collateral Agent, for the benefit of the Secured Parties, has a valid and enforceable first priority Lien over such Receivable.

8.	Such Receivable was created, solicited and entered into, maintained and serviced in compliance with all applicable requirements of law.

9.	Such Receivable is represented by Contract which complies with all applicable requirements of law.

10.	The Administrative Agent has not advised the Borrower that the Originating Documentation relating to such Receivable, if amended since the Closing Date, is unacceptable.

11.	Such Receivable is not an Ineligible Receivable or a Receivable which was or should have been written off under the Servicing Policy.

12.	[Redacted – Commercially Sensitive Loan Product Terms.

13.	The proceeds of the Receivable were not used by the related Obligor to refinance an existing Receivable which (i) was one or more days delinquent at the time of such refinancing, (ii) has been seven or more days delinquent in the three months immediately preceding such refinancing, or (iii) has been thirty or more days delinquent in the three month period beginning six months prior to such refinancing.

14.	The unpaid principal balance of such Receivable at the origination thereof does not exceed (a) $1,500 for Flex, (b) $1,000 for Mini Money, (d) $2,500 for Mini Money 2500 and (e) $3,500 for Mini Money 3500.

15.	The minimum interest payments of such Receivable are not to be less than [Redacted – Commercially Sensitive Loan Product Interest Payment Terms].

16.	Such Receivable is a Flex, a Mini Money, a Mini Money 2500 or a Mini Money 3500. [Redacted – Commercially Sensitive Loan Product Terms].